                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           ROCK FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   772150 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Catherine L. Valentine, Esq.                    Kenneth A. Linhares, Esq.
            Intuit Inc.                                Fenwick & West LLP
          2632 Marine Way                             Two Palo Alto Square
      Mountain View, CA 94043                          Palo Alto, CA 94306
          (650) 944-6000                                 (650) 494-0600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           INTUIT INC.; 77-0034661
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC, OO(1)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE (USA)
--------------------------------------------------------------------------------
    NUMBER           7     SOLE VOTING POWER
      OF                   2,955,439(1)
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER
    OWNED                  9,265,298(2)
      BY           -------------------------------------------------------------
     EACH            9     SOLE DISPOSITIVE POWER
  REPORTING                2,955,439(1)
    PERSON         -------------------------------------------------------------
     WITH           10     SHARED DISPOSITIVE POWER
                           NOT APPLICABLE
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,220,737
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           82.3%(3)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

-------------------------------

*   See instructions before filling out.

(1) See Item 3 of this Schedule 13D.

-------------------------------

(1) In the event the Option (as discussed and defined in Items 3 and 4 below) becomes exercisable and is exercised in full, Intuit will have sole voting power with respect to that number of shares that is equal to 19.9% of the outstanding shares of Common Stock of Rock Financial Corporation ("Rock") on the date the Option is exercised, which based upon the 14,851,454 shares of Rock Common Stock outstanding as of September 24, 1999 (as represented by Rock in the Merger Agreement discussed and defined in Items 3 and 4 of this Statement) currently equals 2,968,806 shares of Rock Common Stock. Prior to the exercise of the Option, Intuit is not entitled to any rights as a shareholder of Rock with respect to the shares of Rock Common Stock subject to the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4 of this Statement, none of which has occurred as of the date hereof. Intuit expressly disclaims beneficial ownership of any of the shares of Rock Common Stock which are purchaseable by Intuit upon exercise of the Option until such time as Intuit purchases any such shares of Rock Common Stock upon any such exercise.

(2) Intuit has entered into Voting Agreements with certain shareholders of Rock (as discussed and defined in Items 3 and 4 of this Statement), with respect to the voting of shares of Rock Common Stock held by such Rock shareholders. To Intuit's knowledge, based on representations made by such Rock shareholders in the Voting Agreements 9,265,298 shares of Rock Common Stock are subject to such Voting Agreements. Intuit expressly disclaims beneficial ownership of any of the shares of Rock Common Stock covered by the Voting Agreements. Based on the number of shares of Rock Common Stock outstanding as of September 24, 1999 (as represented by Rock in the Merger Agreement discussed in Items 3 and 4 of this Statement), the number of shares of Rock Common Stock subject to such Voting Agreement as indicated above represents approximately 62.4% of the outstanding Rock Common Stock, excluding the shares of outstanding shares of Rock Common Stock issuable upon exercise of the Option.

(3) This percentage is based on the 14,851,454 shares of Rock Common Stock outstanding as of September 24, 1999 (as represented by Rock in the Merger Agreement discussed in Items 3 and 4 of this Statement).

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share ("Common Stock"), of Rock Financial Corporation, a Michigan corporation ("Rock"). The principal executive offices of Rock are located at 30600 Telegraph Road, Bingham Farms, Michigan 48025.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed on behalf of Intuit Inc., a Delaware corporation ("Intuit"). Intuit develops, markets, supports and provides personal finance, small business accounting and tax preparation software products, related supplies and Internet-based consumer financial services. The address of Intuit's principal business and the address of its principal office is 2535 Garcia Avenue, Mountain View, California 94043.

        Set forth on Schedule A to this Statement is the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Intuit, as of the date hereof. To Intuit's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

        During the last five years, neither Intuit nor, to the best of Intuit's knowledge, any person named in Schedule A pursuant to this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to an Agreement and Plan of Merger dated as of October 6, 1999 (the "Merger Agreement") by and among Intuit, Rock, Title Source, Inc., a Michigan corporation ("Title"), Merger Sub 1, Inc., a Michigan corporation and wholly-owned subsidiary of Intuit ("Merger Sub 1") and Merger Sub 2, Inc., a Michigan corporation and wholly-owned subsidiary of Intuit ("Merger Sub 2"), the parties agreed that, subject to the satisfaction of certain conditions precedent: (i) Merger Sub 1 will be merged with and into Rock in a statutory merger pursuant to Michigan law (the "Rock Merger") in which Rock will survive and become a wholly-owned subsidiary of Intuit; and (ii) Merger Sub 2 will be merged with and into Title in a statutory merger pursuant to Michigan law (the "Title Merger") in which Title will survive and become a wholly-owned subsidiary of Intuit. The conditions precedent to the Rock Merger and the Title Merger include the approval of the Rock Merger by the shareholders of Rock and the approval of the Title Merger by the shareholders of Title. Upon consummation of the Rock Merger, the holders of Rock Common Stock will have their shares of Rock Common Stock converted into shares of Intuit Common Stock and holders of options to purchase Rock Common Stock will have such options converted into options to purchase Intuit Common Stock. Upon consummation of the Title Merger, the holders of Title Common Stock will have their shares of Title Common Stock converted into shares of Intuit Common Stock and the holder of an option to purchase Title Common Stock will have such option converted into shares of Intuit Common Stock. The Rock Merger and the Title Merger are intended to be consummated simultaneously and are described in more detail in Item 4 below.

        As an inducement to Intuit to enter into the Merger Agreement, Intuit and Rock entered into a Stock Option Agreement dated as of October 6, 1999 (the "Stock Option Agreement") pursuant to which Rock granted Intuit the right (the "Option"), upon the occurrence of an Exercise Event (as that term is defined in Item 4 below), to purchase a number of shares of Rock Common Stock equal to 19.9% of the shares of Rock Common Stock that are outstanding as of the date on which Intuit gives Rock notice of Intuit's election to exercise the Option. Rock's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of an Exercise Event (discussed in Item 4 below) which may not occur. The granting of the Option was negotiated as a material term of the entire Rock Merger transaction. Intuit did not pay additional consideration to Rock in connection with Rock entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, Intuit anticipates that it will use working capital for any exercise of the Option, but it is possible that Intuit might use other funds, the source of which it has not yet determined.

        As a further inducement for Intuit to enter into the Merger Agreement and in consideration thereof, certain shareholders of Rock (the "Shareholders") entered into Voting Agreements (as such term is defined in the Merger Agreement) with Intuit, each dated as of October 6, 1999 (collectively, the "Voting Agreements") whereby the Shareholders agreed, severally and not jointly, to vote all of the shares of Rock Common Stock beneficially owned by them in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Intuit did not pay additional consideration to any Shareholder in connection with the execution and delivery of the Voting Agreements.

        References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, which are attached as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated herein by reference in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(b) As described in Item 3 above, this Statement relates to the Rock Merger and the Title Merger.

        Conversion of Rock Shares and Rock Options in Rock Merger. At the effective time of the Rock Merger, the separate existence of Merger Sub 1 will cease and Rock will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Intuit. Upon the effectiveness of the Rock Merger, each then outstanding share of Rock Common Stock will be converted into the right to receive a number of shares of Intuit Common Stock equal to the Exchange Ratio (as defined below), subject to rounding down to eliminate resulting fractional shares of Intuit Common Stock. The "Exchange Ratio" is $23.00 divided by the average of the closing prices of Intuit Common Stock as quoted on the Nasdaq Stock Market over the 20 trading days ending on the third trading day before the date of the meeting of Rock's shareholders at which the Rock Merger is approved by Rock's shareholders (such average price per share being called the "Intuit Average Price Per Share"); provided however, that for purposes of determining the Exchange Ratio, the Intuit Average Price Per Share shall in no event exceed $39-2/3 nor be less than $27-1/3, so that the Exchange Ratio will not exceed
        0.841463 or be less than 0.579832. In addition, upon the effectiveness of the Rock Merger, each then outstanding option to purchase Rock Common Stock under Rock's stock option plans (each, a "Rock Common Stock Option") will be assumed by Intuit and be converted into an option to purchase the number of shares of Intuit Common Stock equal to the number of shares of Rock Common Stock subject to such Rock Common Stock Option immediately prior to the effectiveness of the Rock Merger multiplied by the Exchange Ratio (rounded down to the nearest whole number of Intuit shares), at an exercise price per share of Intuit Common Stock equal to the exercise price per share of Rock Common Stock at which such Rock Common Stock Option was exercisable immediately prior to the effectiveness of the Rock Merger divided by the Exchange Ratio (and rounded up to the nearest whole cent).

        Conversion of Title Shares and Title Option in Title Merger. Each share of Common Stock of Title ("Title Common Stock") that is outstanding immediately prior to the effectiveness of the Title will be converted into the right to receive a number of shares of Intuit Common Stock equal to the Title Exchange Ratio (as defined below). The "Title Exchange Ratio" is equal to the Title Price Per Share (as defined below) divided by the Intuit Average Price Per Share; provided however, that for purposes of determining the Title Exchange Ratio, the Intuit Average Price Per Share shall in no event exceed $39-2/3 nor be less than $27-1/3. The "Title Price Per Share" is the quotient that results from dividing (i) $5,200,000 by (ii) the number of shares of capital stock of Title that are issued and outstanding as of immediately prior to the effectiveness of the Merger. Upon the effectiveness of the Merger, an outstanding option to purchase Title Common Stock (the "Title Option") will be canceled and converted into the right to receive a number of shares of Intuit Common Stock equal to a fraction whose numerator equals $800,000 and whose denominator equals the Intuit Average Price Per Share; provided, that for purposes of determining the Title Exchange Ratio, the Intuit Average Price Per Share shall in no event exceed $39.67 nor be less than $27.33.

        Voting Agreements. Each of the Shareholders has, by executing a Voting Agreement, agreed to vote the shares of Rock Common Stock ("Shares") beneficially owned by them as described below. The Shareholders and the number of outstanding Shares beneficially owned by each of them as of October 6, 1999, is set forth in Schedule B hereto which is hereby incorporated herein by this reference. Pursuant to the Voting Agreements, the Shareholders have agreed, at any Rock shareholders' meeting and on every action or approval taken by the written consent of Rock shareholders without a meeting, to cause the Shares to be voted:
        (i) in favor of adoption and approval of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement and (ii) against approval of any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Rock under the Merger Agreement or that would preclude fulfillment of a condition precedent under the Merger Agreement to Rock's, Intuit's or Merger Sub 1's obligation to consummate the Rock Merger. The Shareholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the Merger Agreement or (ii) such date on which the Merger Agreement is validly terminated in accordance with its terms.

        Stock Option Agreement. Pursuant to the Stock Option Agreement, Rock granted Intuit the Option, under certain conditions, to acquire up to the number of shares of Rock Common Stock equal to 19.9% of the shares of Rock's Common Stock that are outstanding as of the date on which Intuit gives Rock notice of Intuit's election to exercise of the Option. Intuit's ability to exercise the Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur:

               (a) if (i) the Board of Directors of Rock or Title or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Intuit its recommendation in favor of the approval of the Merger Agreement or the approval of the Rock Merger or the Title Merger, as applicable; (ii) Rock or Title shall have failed to include in the Proxy Statement/Prospectus (as defined in the Merger Agreement) the recommendation of its Board of Directors in favor of the approval of the Merger Agreement and the Rock Merger or the Title Merger, as applicable; (iii) the Board of Directors of Rock fails to reaffirm its recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Rock Merger within ten (10) business days after Intuit requests in writing that such recommendation be reaffirmed at any time after the public announcement of an Acquisition Proposal (as defined in Section 6.4 of the Merger Agreement); (iv) the Board of Directors of Rock or any committee thereof shall have approved or publicly recommended any Acquisition Proposal (as defined in the Merger Agreement); (v) Rock shall have entered into any letter of intent or similar document or any agreement, agreement in principle, contract or commitment accepting any Acquisition Proposal; or
        (vi) a tender or exchange offer relating to securities of Rock shall have been commenced by a Person (as defined in Section 6.4 of the Merger Agreement) unaffiliated with Intuit and Rock shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Rock recommends rejection of such tender or exchange offer;

               (b) upon the public announcement of an Option Acquisition Proposal (as defined in the Stock Option Agreement);

               (c) the acquisition by any person (other than Intuit, Merger Sub 1, Merger Sub 2 or any of their affiliates) or "group" (as defined under
        Section 13(d) of the Act and the rules and regulations thereunder) of beneficial ownership of 20% or more of the total outstanding voting securities of Rock or any of its subsidiaries (provided, that no exercise by a person who was a shareholder of Rock on October 6, 1999 of any Rock Common Stock Options that were outstanding and held by such shareholder as of October 6, 1999 shall be deemed to cause a person to be the beneficial owner of such interest of more than 20%);

               (d) Rock's failure to take all actions necessary to hold the Company Shareholders' Meeting (as defined in the Merger Agreement) as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Form S-4 registration statement that Intuit will file with the Securities and Exchange Commission to register the issuance of shares of Intuit Common Stock in the Rock Merger and the Title Merger;

               (e) the termination of the Merger Agreement pursuant to (i) any of Section 8.1(f), Section 8.1(g), or Section 8.1(h) thereof or (ii) pursuant to Section 8.1(k) thereof to the extent that such termination arises from a willful breach of a representation, warranty or covenant; or

               (f) the commencement of a solicitation within the meaning of Rule 14a-1(l) under the Act by any person or entity other than Rock or its Board of Directors (or any person or entity acting on behalf of Rock or its Board of Directors) seeking to alter the composition of Rock's Board of Directors.

        Purpose. The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Intuit and Rock to consummate the Rock Merger, the Title Merger and the other transactions contemplated under the Merger Agreement.

(c)     Not applicable.

(d) It is anticipated that upon consummation of the Rock Merger, the directors of Rock immediately after consummation of the Merger shall be the persons who were non-employee directors of Rock and not greater than 10% shareholders of Rock and the persons who were the directors of Merger Sub 1 immediately prior to the consummation of the Rock Merger.

        It is anticipated that the initial officers of the Rock immediately after consummation of the Merger shall be the persons who were the officers of Merger Sub 1 immediately prior to the consummation of the Merger, until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Rock Merger described in Item 3 above, not applicable.

(f)     Not applicable.

(g) Upon consummation of the Rock Merger, the Articles of Incorporation of Merger Sub 1, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of Rock until thereafter amended as provided by Michigan law and such Articles of Incorporation (except that such Articles of Incorporation shall provide that Rock's name immediately after the Rock shall continue to be "Rock Financial Corporation").

        Upon consummation of the Rock Merger, the Bylaws of Merger Sub 1, as in effect immediately prior to the Merger, shall be the Bylaws of Rock until thereafter amended.

(h)-(i) If the Merger is consummated as planned, the Rock Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

(j) Other than described above, Intuit currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Intuit reserves the right to develop such plans).

        References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this
        Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this
        Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of the Voting Agreements, Intuit may be deemed to be the beneficial owner of at least 9,265,298 shares of Rock Common Stock. Such Rock Common Stock constitutes approximately 62.4% of the issued and outstanding shares of Rock Common Stock based on the number of shares of Rock Common Stock outstanding as of September 24, 1999 (as represented by Rock in the Merger Agreement discussed in Items 3 and 4). Intuit may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Intuit (i) is not entitled to any rights as a shareholder of Rock with respect to the Shares and (ii) disclaims any beneficial ownership of the shares of Rock Common Stock which are covered by the Voting Agreements.

        In the event the Stock Option becomes exercisable and is exercised in full, Intuit will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the shares of Rock Common Stock that are outstanding as of the date on which Intuit gives Rock notice of Intuit's exercise of the Option, which, based upon the 14,851,454 shares of Rock Common Stock represented by Rock in the Merger Agreement to be outstanding as of September 24, 1999, currently equals 2,955,439 shares of Rock Common Stock.

(c) Except as set forth herein, Intuit has not effected any transaction in Rock's Common Stock during the past 60 days, and, to the best of its knowledge, no person named in Item 2 has effected any transactions in Rock's Common Stock during the past 60 days.

(d) Certain persons not named pursuant to Item 2 may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in Item 5(a)-(b) above.

        To the knowledge of Intuit, except as described in the foregoing sentence, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of Rock.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements and the Stock Option Agreement, to the knowledge of Intuit, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Rock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits hereto:

        Exhibit 1: Agreement and Plan of Merger, dated as of October 6, 1999, by and among Rock Financial Corporation, Title Source Inc., Intuit Inc., Merger Sub 1, Inc. and Merger Sub 2, Inc.

        Exhibit 2: Stock Option Agreement dated October 6, 1999 between Intuit Inc. and Rock Financial Corporation.

        Exhibit 3: Form of Voting Agreement dated October 6, 1999, between Intuit Inc. and certain shareholders of Rock Financial Corporation.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Dated: October 14, 1999

                                      INTUIT INC.


                                      By: /s/ CATHERINE L. VALENTINE
                                          --------------------------------------
                                          Catherine L. Valentine, Vice President
                                            and Secretary

                                   SCHEDULE A

                                       TO

                           SCHEDULE 13D OF INTUIT INC.

                 DIRECTORS AND EXECUTIVE OFFICERS OF INTUIT INC.

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Intuit. Except as indicated below, the business address of each such person is 2535 Garcia Avenue, Mountain View, CA 94043.

                        BOARD OF DIRECTORS OF INTUIT INC.

NAME AND BUSINESS ADDRESS                PRESENT PRINCIPAL OCCUPATION          CITIZENSHIP
-------------------------                ----------------------------          -----------
Christopher W. Brody                     Chairman, Vantage Partners LLC        USA
Vantage Partners, LLC
610 Fifth Avenue, 7th Floor
New York, NY  10020

William V. Campbell                      Chairman of the Board and             USA
                                         Acting Chief Executive Officer
                                         of Intuit Inc.

Scott D. Cook                            Chairman of the Executive             USA
                                         Committee of the Board of
                                         Directors of Intuit Inc.

L. John Doerr                            General Partner, Kleiner, Perkins,    USA
Kleiner, Perkins, Caufield & Byers       Caufield & Byers
2750 Sand Hill Road
Menlo Park, CA 94025

Donna L. Dubinsky                        President and Chief Executive         USA
Handspring, Inc.                         Officer, Handspring, Inc.
189 Bernardo Avenue
Mountain View, CA 94043

Michael R. Hallman                       President, The Hallman Group          USA
The Hallman Group
15702 NE 135th Street
Redmond, WA 98502-1756

William H. Harris, Jr.                   Director, Intuit Inc.                 USA

Burton J. McMurtry                       General Partner of the General        USA
Technology Venture Investors             Partner of Technology Venture
2480 Sand Hill Road, Suite 101           Investors
Menlo Park, CA 94025


                        EXECUTIVE OFFICERS OF INTUIT INC.

NAME AND BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION(1)           CITIZENSHIP
-------------------------         ----------------------------              -----------
William V. Campbell               Chairman of the Board and Acting          USA
                                  Chief Executive Officer

Scott D. Cook                     Chairman of the Executive                 USA
                                  Committee of the Board of Directors

Eric C.W. Dunn                    Senior Vice President and Chief           USA
                                  Technology Officer

Alan A. Gleicher                  Senior Vice President, Sales              USA

Mark R. Goines                    Senior Vice President, Consumer           USA
                                  Finance Division

James J. Heeger                   Senior Vice President, Small              USA
                                  Business Division and International

Linda Fellows                     Treasurer and Director of Investor        USA
                                  Relations

David A. Kinser                   Senior Vice President, Operations         USA

Greg J. Santora                   Senior Vice President, Finance and        USA
                                  Corporate Services; Chief Financial
                                  Officer

Raymond G. Stern                  Senior Vice President, Strategy,          USA
                                  Corporate Development and
                                  Administration

Larry J. Wolfe                    Senior Vice President, Tax Products       USA
                                  Division

Catherine L. Valentine            Vice President, General Counsel and       USA
                                  Corporate Secretary

-------------------------

(1) The present principal occupation of all executive officers of Intuit is with Intuit.

                                   SCHEDULE B

                                       TO

                           SCHEDULE 13D OF INTUIT INC.

              ROCK SHAREHOLDERS WHO HAVE EXECUTED VOTING AGREEMENT


                              Number of Shares of Rock Common Stock Beneficially
  Shareholder                 Owned by Shareholder as of October 6, 1999
  -----------                 --------------------------------------------------
Daniel Gilbert                                    7,158,000
Gary L. Gilbert                                   2,107,298

        TOTAL:                                    9,265,298

                                  EXHIBIT INDEX


Exhibit 1: Agreement and Plan of Merger, dated as of October 6, 1999, among Rock Financial Corporation, Title Source, Inc., Intuit Inc., Merger Sub 1, Inc. and Merger Sub 2, Inc.

Exhibit 2: Stock Option Agreement dated October 6, 1999 between Intuit Inc. and Rock Financial Corporation.

Exhibit 3: Form of Voting Agreement dated October 6, 1999, between Intuit Inc. and certain shareholders of Rock Financial Corporation.

                                    EXHIBIT 1

                                       TO

                           SCHEDULE 13D OF INTUIT INC.

                          AGREEMENT AND PLAN OF MERGER

--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER

                                      AMONG

                                  INTUIT INC.,

                               MERGER SUB 1, INC.

                               MERGER SUB 2, INC.

                                       AND

                           ROCK FINANCIAL CORPORATION

                                       AND

                               TITLE SOURCE, INC.


                                                                 OCTOBER 6, 1999

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER


        This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is made and entered into as of October 6, 1999 among Intuit Inc., a Delaware corporation ("PARENT"), Merger Sub 1, Inc., a Michigan corporation and a wholly-owned subsidiary of Parent ("MERGER SUB 1"), Merger Sub 2, Inc., a Michigan corporation and a wholly-owned subsidiary of Parent ("MERGER SUB 2"), Rock Financial Corporation, a Michigan corporation ("COMPANY") and Title Source, Inc., a Michigan corporation ("TITLE").

                                    RECITALS

        A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Michigan Business Corporation Act ("MICHIGAN LAW"), Parent, Merger Sub 1, Merger Sub 2, the Company and Title intend to enter into a business combination transaction in which the Company and Title become wholly-owned subsidiaries of Parent.

        B. The Mergers (as defined in Section 1.1) are intended to be treated as tax-deferred reorganizations pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE"). The parties also intend for each of the Mergers to qualify as "pooling of interest" transactions for accounting and financial reporting purposes.

        C. As of the date of this Agreement, the Board of Directors of Company (i) has determined that the Company Merger (as defined below) is advisable and fair to, and in the best interests of, Company and its shareholders, (ii) has approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement and (iii) subject to the terms and conditions of Section 6.2(c) below, has determined to recommend that the shareholders of Company approve this Agreement and the Company Merger.

        D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Company shall execute and deliver a Stock Option Agreement in favor of Parent in substantially the form attached hereto as Exhibit A (the "STOCK OPTION AGREEMENT"). The Board of Directors of Company has approved the Stock Option Agreement.

        E. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of Company and certain shareholders of Title are entering into Voting Agreements in substantially the form attached hereto as Exhibit B (the "VOTING AGREEMENTS"). The Board of Directors of Company and Title have approved the Voting Agreements.

        F. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, the chief executive officer of Company is entering into a noncompetition agreement with Parent, effective upon the Effective Time (the "NONCOMPETITION AGREEMENT").

        G.     As of the date of this Agreement, the Board of Directors of Title
(i) has determined that the Title Merger is advisable and fair to, and in the best interests of, Title and its shareholders, (ii) has approved this Agreement, the Title Merger and the other transactions contemplated by this Agreement and
(iii) subject to the terms and conditions of Section 6.2(c) below, has determined to recommend that the shareholders of Title approve this Agreement and the Title Merger.

        H. The Board of Directors of Parent and the Board of Directors and shareholder of Merger Sub 1 (i) have determined that the Company Merger (as defined below) is advisable and fair to, and in the best interests of, Parent and Merger Sub 1 and (ii) have approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement.

        I. The Board of Directors of Parent and the Board of Directors and shareholder of Merger Sub 2 (i) have determined that the Title Merger (as defined below) is advisable and fair to, and in the best interests of, Parent and Merger Sub 2 and (ii) have approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement.

        In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

                                    ARTICLE I
                                   THE MERGERS

        1.1 The Mergers. At the Effective Time and subject to and upon the terms and conditions of this Agreement, Merger Sub 1 shall be merged with and into Company in a merger in accordance with the applicable provisions of Michigan Law, (the "COMPANY Merger"), the separate corporate existence of Merger Sub 1 shall cease and Company shall continue as the surviving corporation. At the Effective Time and subject to and upon the terms and conditions of this Agreement, Merger Sub 2 shall be merged with and into Title in a merger in accordance with the applicable provisions of Michigan Law (the "TITLE MERGER"), the separate corporate existence of Merger Sub 2 shall cease and Title shall continue as the surviving corporation. The Company Merger and the Title Merger are hereinafter sometimes referred to as the "MERGERS."

        1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Mergers to be consummated by filing certificates of merger, in such appropriate form as determined by the parties, with the Department of Consumer and Industry Services of Michigan in accordance with the relevant provisions of Michigan Law (the "ARTICLES OF MERGER") (the time of such filing (or such later time as may be agreed in writing by Company, Title and Parent, as applicable, and specified in the Articles of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined). The closing of the Mergers (the "CLOSING") shall take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in

Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

        1.3 Effect of the Mergers. At the Effective Time, the effect of the Mergers shall be as provided in this Agreement and the applicable provisions of Michigan Law. Without limiting the generality of the foregoing, (i) at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub 1 shall vest in Company as the surviving corporation without reversion or impairment, and all debts, liabilities and duties of Company and Merger Sub 1 shall become the debts, liabilities and duties of Company as the surviving corporation and (ii) at the Effective Time all the property, rights, privileges, powers and franchises of Title and Merger Sub 2 shall vest in Title as the surviving corporation without reversion or impairment, and all debts, liabilities and duties of Title and Merger Sub 2 shall become the debts, liabilities and duties of Title as the surviving corporation.

        1.4    Articles of Incorporation; Bylaws.

               (a) At the Effective Time, (i) the Articles of Incorporation of Merger Sub 1, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of Company as the surviving corporation until thereafter amended as provided by law and such Articles of Incorporation of the surviving corporation; provided, however, that at the Effective Time, Article I of the Articles of Incorporation of Company as the surviving corporation shall be amended to read: "The name of the corporation is Rock Financial Corporation" and (ii) the Articles of Incorporation of Merger Sub 2, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of Title as the surviving corporation until thereafter amended as provided by law and such Articles of Incorporation of the surviving corporation; provided, however, that at the Effective Time, Article I of the Articles of Incorporation of Title as the surviving corporation shall be amended to read: "The name of the corporation is Title Source, Inc."

               (b) At the Effective Time, (i) the Bylaws of Merger Sub 1, as in effect immediately prior to the Effective Time, shall be the Bylaws of Company as the surviving corporation until thereafter amended and (ii) the Bylaws of Merger Sub 2, as in effect immediately prior to the Effective Time, shall be the Bylaws of Title as the surviving corporation until thereafter amended.

        1.5    Directors and Officers.

               (i) The directors of Company immediately following the Effective Time shall be the persons who were non-employee directors of Company and not greater than 10% shareholders of the Company and the persons who were the directors of Merger Sub 1 immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified and the size of Company's Board shall be appropriately adjusted to reflect the new number of directors as of the Effective Time. The officers of Company immediately following the Effective Time shall be the persons who were the officers of Merger

Sub 1 immediately prior to the Effective Time, until their respective successors are duly appointed.

               (ii) The directors of Title immediately following the Effective Time shall be the persons who were the directors of Merger Sub 2 immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The officers of Title immediately following the Effective Time shall be the persons who were the officers of Merger Sub 2 immediately prior to the Effective Time, until their respective successors are duly appointed.

        1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Mergers and without any action on the part of Merger Sub 1, Merger Sub 2, Company, Title or the holders of any of the following securities:

               (a) Conversion of Company Common Stock; Title Common Stock; and Title Option.

                      (i) Each common share, par value $0.01 per share, of Company ("COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(d) and (e)) into the right to receive a number of shares of Common Stock, par value $0.01 per share, of Parent ("PARENT COMMON STOCK") equal to the Company Exchange Ratio (as defined below), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7. The "COMPANY EXCHANGE RATIO" shall equal a fraction whose numerator equals $23.00 and whose denominator equals the average of the closing prices of Parent Common Stock on the Nasdaq Stock Market over the twenty (20) trading days ending on the third trading day before the date of the meeting of the Company's shareholders at which the Company Merger is approved (the "PARENT AVERAGE PRICE PER SHARE"); provided that if such fraction is less than 0.579832, the Company Exchange Ratio shall be 0.579832 and if such fraction is more than 0.841463, the Company Exchange Ratio shall be 0.841463.

                      (ii) Each common share, no par value per share, of Title ("TITLE COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of Title Common Stock to be canceled pursuant to
Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(d) and (e)) into the right to receive a number of shares of Parent Common Stock equal to the Title Exchange Ratio (as defined below), upon surrender of the certificate representing such share of Title Common Stock in the manner provided in Section 1.7. The "TITLE EXCHANGE RATIO" shall equal a fraction whose numerator equals the Title Price Per Share (as defined below) and whose denominator equals the Parent Average Price Per Share; provided, that if the Parent Average Price Per Share is less than Twenty Seven and One-Third Dollars ($27-1/3), the Parent Average Price Per Share shall be Twenty Seven and One-Third Dollars ($27-1/3) and if the Parent Average Price Per Share is more than Thirty Nine and Two-Thirds Dollars ($39-2/3), the Parent Average Price Per Share shall be

Thirty Nine and Two-Thirds Dollars ($39-2/3). The "TITLE PRICE PER SHARE" shall be the quotient that results from dividing (i) Five Million Two Hundred Thousand Dollars ($5,200,000) by (ii) the number of shares of capital stock of Title that are issued and outstanding as of immediately prior to the Effective Time.

                      (iii) The Title Option (as defined in Section 3.2(a)) issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted (subject to Sections 1.6(d) and (e)) into the right to receive a number of shares of Parent Common Stock equal to the Title Option Amount (as defined below), upon surrender of the agreement representing such Title Option in the manner provided in Section 1.7. The "TITLE OPTION AMOUNT" shall equal a fraction whose numerator equals Eight Hundred Thousand Dollars ($800,000) and whose denominator equals the Parent Average Price Per Share; provided, that if the Parent Average Price Per Share is less than Twenty Seven and One-Third Dollars ($27-1/3) the Parent Average Price Per Share shall be Twenty Seven and One-Third Dollars ($27-1/3) and if the Parent Average Price Per Share is more than Thirty Nine and Two-Thirds Dollars ($39-2/3), the Parent Average Price Per Share shall be Thirty Nine and Two-Thirds Dollars ($39-2/3).

               (b) Cancellation of Company-Owned, Title-Owned and Parent-Owned Stock.

                      (i) Each share of Company Common Stock held by Company or owned by Merger Sub 1, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

                      (ii) Each share of Title Common Stock held by Title or owned by Merger Sub 2, Parent or any direct or indirect wholly-owned subsidiary of Title or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

               (c)    Capital Stock of Merger Sub 1 and Merger Sub 2.

                      (i) Each common share, no par value, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable common share, no par value, of Company as the surviving corporation. Each certificate evidencing ownership of common shares of Merger Sub 1 shall evidence ownership of such common shares of Company as the surviving corporation.

                      (ii) Each common share, no par value, of Merger Sub 2 issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable common share, no par value, of Title as the surviving corporation. Each certificate evidencing ownership of common shares of Merger Sub 2 shall evidence ownership of such common shares of Title as the surviving corporation.

               (d)    Adjustments to Exchange Ratios and Title Option Amount.

                      (i) The Company Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable to purchase, Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

                      (ii) The Title Exchange Ratio and the Title Option Amount shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable to purchase, Parent Common Stock or Title Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Title Common Stock occurring on or after the date hereof and prior to the Effective Time.

               (e) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Mergers, but in lieu thereof:

                      (i) each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder pursuant to the Company Merger) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Parent Average Price Per Share.

                      (ii) each holder of shares of Title Common Stock and each holder of the Title Option who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder pursuant to the Title Merger) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by
(ii) the Parent Average Price Per Share.

               (f) Stock Options. At the Effective Time, all options to purchase Company Common Stock then outstanding under the Company's Amended and Restated 1996 Stock Option Plan (the "COMPANY STOCK OPTION PLAN") shall be assumed by Parent in accordance with Section 6.8 of this Agreement.

        1.7    Surrender of Certificates.

               (a) Exchange Agent. Parent shall select a bank or trust company acceptable to Company to act as the exchange agent (the "EXCHANGE AGENT") in the Mergers.

               (b) Provision of Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, Title Common Stock and the Title Option, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(e) and any dividends or distributions to which holders of shares of Company Common Stock, Title Common Stock or the Title Option may be entitled pursuant to
Section 1.7(d).

               (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates ("CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Title Common Stock and to the holder of the Title Option whose shares, or option in the case of the Title Option, were converted into shares of Parent Common Stock pursuant to Section 1.6, (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or the Title Options as applicable, shall pass, only upon delivery of the Certificates or the stock option agreement relating to the Title Option ("OPTION AGREEMENT"), as applicable, to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Option Agreement, as applicable, in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates or the Option Agreement for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Option Agreement shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock, shares of Title Common Stock and/or Title Option were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates and Option Agreement so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates and the outstanding Option Agreement will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock, shares of Title Common Stock and/or Title Option shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d).

               (d) Distributions With Respect to Unexchanged Shares or the Title Option. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Option Agreement with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates or Option Agreement shall surrender such Certificates or Option Agreement, as applicable. Subject to applicable law, following surrender of any such Certificates or Option Agreement, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(e) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

               (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

               (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, Company as the surviving corporation of the Company Merger, Title as the surviving corporation of the Title Merger, nor any party hereto shall be liable to a holder of shares of Parent Common Stock, Company Common Stock, Title Common Stock or Title Option for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

        1.8 No Further Ownership Rights in Company Common Stock, Title Common Stock or Title Option.

               (i) All shares of Parent Common Stock issued in accordance with the terms hereof in the Company Merger (including any cash paid in respect thereof pursuant to Section 1.6(e) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock outstanding as of immediately prior to the Effective Time with respect to which the shares of Parent Common Stock were so issued, and there shall be no further registration of transfers on the records of Company as the surviving corporation of the Company Merger of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to Company as the surviving corporation of the Company Merger for any reason, they shall be canceled and exchanged as provided in this Article I. Notwithstanding anything herein to the contrary, except to the extent waived in writing by Parent, any Certificate that is not properly submitted to the Exchange Agent for exchange and cancellation within two years after the Effective Time shall no longer evidence ownership of or any right to receive shares of Parent Common Stock and all rights of the holder of such Certificate, with respect to the shares previously evidenced by such Certificate, shall cease.

               (ii) All shares of Parent Common Stock issued in accordance with the terms hereof in the Title Merger (including any cash paid in respect thereof pursuant to Section 1.6(e) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Title Common Stock and the Title Option outstanding as of immediately prior to the Effective Time with respect to which the shares of Parent Common Stock were so issued, and there shall be no further registration of transfers on the records of Title as the surviving corporation of the Title Merger of shares of Title Common Stock or the Title Option which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates or Option Agreement (relating to the Title Option outstanding immediately before the Effective Time) are presented to Title as the surviving corporation of the Title Merger for any reason, they shall be canceled and exchanged as provided in this Article I. Notwithstanding anything herein to the contrary, except to the extent waived in writing by Parent, any Certificate or Option Agreement (relating to the Title Option outstanding immediately before the Effective Time) that is not properly submitted to the Exchange Agent for exchange and cancellation within two years after the Effective Time shall no longer evidence ownership of or any right to receive shares of Parent Common Stock and all rights of the holder of such Certificate or Option Agreement , with respect to the shares or Title Option previously evidenced by such Certificate or Option Agreement, shall cease.

        1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock or Title Common Stock, as applicable, represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Company as the surviving corporation of the Company Merger, Title as the surviving corporation of the Title Merger, or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

        1.11   Tax and Accounting Consequences.

               (a) It is intended by the parties hereto that each of the Mergers shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 354(a) and 361(a) of the Code and Treas. Reg. Sections 1.368-2(g) and 1.368-3(a).

               (b) It is intended by the parties hereto that each of the Mergers shall qualify for accounting treatment as "pooling of interest" transactions for accounting and financial reporting purposes.

        1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Company as the surviving corporation of the Company Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and

Merger Sub 1 and to vest Title as the surviving corporation of the Title Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Title and Merger Sub 2, the officers and directors of Company, Title, Merger Sub 1 and Merger Sub 2 will take all such lawful and necessary action. Parent shall cause Merger Sub 1 and Merger Sub 2 to perform all of their obligations relating to this Agreement and the transactions contemplated hereby.

                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF COMPANY

        As of the date of this Agreement and as of the Closing Date, Company represents and warrants to Parent and Merger Sub 1, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation delivered by Company to Parent dated as of the date hereof and certified on behalf of the Company by a duly authorized officer of Company (the "COMPANY SCHEDULES") which Company Schedules shall be deemed, for all purposes of this Agreement (including without limitation Article VII), to be part of the representations and warranties made and given by Company under this
Article II, as follows:

        2.1    Organization; Subsidiaries

               (a) Company and each of its subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other applicable entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted; and (iii) except as would not be material to Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

               (b) Other than the corporations or other entities identified in Part 2.1 of the Company Schedules, neither Company nor any of the other corporations or other entities identified in Part 2.1 of the Company Schedules owns any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity, other than the entities identified in Part 2.1 of the Company Schedules, except for passive investments in equity interests of public companies as part of the cash management program of the Company. Neither Company nor any of its subsidiaries has agreed or is obligated to make, or is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect under which it may become obligated to make any future investment in or capital contribution to any other entity. Neither Company nor any of its subsidiaries, has, at any time, been a general partner of any general partnership, limited partnership or other entity. Part 2.1 of the Company Schedules indicates the jurisdiction of organization of each entity listed therein and Company's direct or indirect equity interest therein.

                  (c) Company has delivered or made available to Parent a true and correct copy of the Articles of Incorporation and Bylaws of Company and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing instruments.

         2.2      Company Capital Structure.

                  (a) The authorized capital stock of Company consists of 50,000,000 shares of Company Common Stock, of which there were 14,851,454 shares issued and outstanding as of September 24, 1999 and 1,000,000 preferred shares, par value $0.01 per share, none of which are issued or outstanding. Each outstanding share of Company Common Stock is entitled to one vote on each matter submitted to its shareholders for a vote. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to (i) preemptive rights created by statute, the Articles of Incorporation or Bylaws of Company or any agreement or document to which Company is a party or by which it is bound, (ii) rights of first refusal created by statute, the Articles of Incorporation or Bylaws of Company, or (iii) with respect to shares held or beneficially owned by officers, directors or greater than 5% shareholders of Company only, rights of first refusal created by any agreement or document to which Company is a party or by which it is bound. No shares of Company Common Stock have been issued without certificates. As of September 24, 1999, Company had reserved an aggregate of 4,500,000 shares of Company Common Stock for issuance pursuant to the Company Stock Option Plan. Stock options granted under the Company Stock Option Plan are collectively referred to in this Agreement as "COMPANY OPTIONS." As of September 24, 1999, there were Company Options outstanding to purchase an aggregate of 2,171,930 shares of Company Common Stock. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Part 2.2 of the Company Schedules list for each person who held Company Options as of September 24, 1999, the name of the holder of such option, the Company Stock Option Plan under which such option was granted, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration, if any. The terms of the Company Options permit the assumption of the Company Options as provided by Section 6.8 of this Agreement without the consent or approval of the holders of the Company Options, Company's shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions of such Company Options.

                  (b) All outstanding shares of Company Common Stock or other capital stock of Company, all outstanding Company Options, and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance, in all material respects, with (i) all applicable securities laws and other applicable Legal Requirements (as defined below) and (ii) all material requirements set forth in applicable agreements or instruments. No shareholder of Company has the right to rescind the purchase of any shares of Company Common Stock from Company. For the purposes of this Agreement, "LEGAL REQUIREMENTS" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined below).

                  (c) No shares of the Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares ("COMPANY STOCK SUBJECT TO FORFEITURE") may be forfeited or repurchased by Company upon any termination of the shareholders' employment, directorship or other relationship with Company (and/or any affiliate of Company) under the terms of any restricted stock purchase agreement or other agreement with Company that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Company Merger.

         2.3 Obligations With Respect to Capital Stock. Except as set forth in
Section 2.2(a) or in Part 2.3 of the Company Schedules, there are no Company equity securities or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Company owns free and clear of all Encumbrances (as defined herein), directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2(a) or in Part 2.2 or Part 2.3 of the Company Schedules and except for the Stock Option Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as set forth in Part 2.3 of the Company Schedules, there are no registration rights and there is no voting trust, proxy, rights plan, or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Shareholders of Company will not be entitled to dissenters' or appraisal rights under applicable state law (including under Section 761 et seq. of Michigan Law) in connection with the Company Merger. For purposes of this Agreement, "ENCUMBRANCES" means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

         2.4      Authority.

                  (a) Company has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby, subject to the approval of its shareholders. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval of this Agreement and the Company Merger by Company's shareholders as contemplated by Section 6.2 and the filing of the Articles of Merger pursuant to Michigan Law. An affirmative vote of the holders of a majority of the outstanding shares of the Company is required for Company's shareholders to approve this Agreement and the Company Merger. No separate voting by a class of the Company's shareholders is or will be required in connection with the approval of the Company Merger or the other transactions contemplated hereby. This Agreement and the Stock Option Agreement have each been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Merger Sub 1, constitute the valid and binding obligations of Company, enforceable against Company in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity. Except as set forth in Part 2.4 of the Company Schedules and subject to obtaining the approval of this Agreement and the Company Merger by the Company's shareholders as contemplated by Section 6.2 and compliance with the requirements set forth in Section 2.4(b) below, the execution and delivery of this Agreement and the Stock Option Agreement by Company does not, and the performance of this Agreement and the Stock Option Agreement by Company will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Company or the equivalent organizational documents of any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or
(iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective assets are bound or affected, except for such breaches or defaults which, in the aggregate, would not result in a material loss of benefits to Company or any of its subsidiaries, Parent, or Company as the surviving corporation. Part 2.4 of the Company Schedules list all consents, waivers and approvals under any of Company's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to Company or any of its subsidiaries, Parent, or Company as the surviving corporation.

                  (b) Except as set forth in Part 2.4 of the Company
Schedules, no consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required to be obtained or made by Company in connection with the execution and delivery of this Agreement and the Stock Option Agreement or the consummation of the Company Merger, except for (i) the filing of the Articles of Merger with the Department of Consumer and Industry Services of the State of Michigan and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.19) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and the effectiveness of the Registration Statement (as defined in Section 2.19), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Company or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Company Merger.

         2.5      SEC Filings; Company Financial Statements.

                  (a) Company has filed all forms, reports and documents required to be filed by Company with the SEC since May 1, 1998 and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the "COMPANY SEC REPORTS." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report. All documents required to be filed as exhibits to the Company SEC Reports have been so filed. None of Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

                  (b) Each of the consolidated financial statements
(including, in each case, any related notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIALS"), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as at the respective dates thereof and the consolidated results of Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The unaudited balance sheet of Company contained in the Company SEC Reports as of June 30, 1999 is hereinafter referred to as the "COMPANY BALANCE SHEET." Except as disclosed in the Company Financials, since the date of the Company Balance Sheet neither Company nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices and liabilities incurred in connection with this Agreement.

                  (c) Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

         2.6 Absence of Changes. Since the date of the Company Balance Sheet there has not been: (i) any Material Adverse Change (as defined in Section 9.3(c)) with respect to Company, Title and their subsidiaries, taken as a group,
(ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, or any issuance of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) up to the date of this Agreement, any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits to any of their executive officers, or any payment by Company or any of its subsidiaries of any bonus to any of their executive officers, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay to any executive officer or any entry by Company or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement with any executive officer or any agreement with an executive officer the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) up to the date of this Agreement, any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits to any of their non-executive officer employees, or any payment by Company or any of its subsidiaries of any bonus to any of their non-executive executive officer employees, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay to any non-executive officer employee or any entry by Company or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement with any non-executive officer employees or any agreement with a non-executive officer employee the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, excluding any such increases, payments, grants or other agreements which individually obligate the Company to pay less than $50,000 annually to a non-executive officer employee and in the aggregate obligate the Company to pay less than $500,000 at any time in the future, and excluding any severance payments agreed to by the Company in connection with branch closings occurring since the date of the Company Balance Sheet, (vi) any material change or alteration in the policy of Company relating to the granting of stock options to its employees and consultants, (vii) entry by Company or any of its subsidiaries into, or material modification, amendment or cancellation of, any material licensing, distribution, marketing, reseller, merchant services, advertising, sponsorship or other similar agreement other than any such agreement entered into in the ordinary course of Company's business which is terminable by Company or its subsidiaries without penalty upon no more than 90 days prior notice and/or provides (or reasonably could provide) for payments by or to Company or its subsidiaries in an amount in excess of $100,000 over the term of the agreement (such excepted agreements, collectively, "ORDINARY COURSE AGREEMENTS"), (viii) any acquisition, sale or transfer of any material asset of Company or any of its subsidiaries other than in the ordinary course of business and other than any such agreement to which Parent has consented in writing, (ix) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or applicable law, or (x) any revaluation by Company of any of its assets, including, without limitation, writing off notes or accounts receivable other than in the ordinary course of business and other than revaluations or write offs of any amount, the sum of which in the aggregate is equal to less than $100,000 more than reserved in the Company Balance Sheet.

         2.7      Taxes.

                  (a) Definition of Taxes. For the purposes of this Agreement (including without limitation this Section 2.7 and Section 3.7), "TAX" or "TAXES" refers to (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated consolidated, combined or unitary group, and (iii) any liability for amounts of the type described in clauses (i) and (ii) as a result of any express or implied obligation to indemnify another person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

                  (b) Tax Returns and Audits. Except as set forth in Part 2.7 of the Company Schedules:

                           (i) Company and each of its subsidiaries have timely
filed all federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed by or on behalf of Company and each of its subsidiaries with any Tax authority, such Returns are true, correct and complete in all material respects, and Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

                           (ii) Company and each of its subsidiaries with
respect to its employees, independent contractors, and others as appropriate have withheld and paid over to the appropriate Tax Authority all appropriate federal and state income taxes, employment or other Taxes, including but not limited to, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA").

                           (iii) Neither Company nor any of its subsidiaries has
been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Company or any of its subsidiaries, nor has Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

                           (iv) No audit or other examination of any Return of
Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination.

                           (v) No adjustment relating to any Returns filed by
Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Company or any of its subsidiaries or any representative thereof.

                           (vi) Neither Company nor any of its subsidiaries has
any liability for unpaid Taxes which have not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course.

                           (vii) There is no contract, agreement, plan or
arrangement to which Company is a party, including but not limited to the provisions of this Agreement and the agreements entered into in connection with this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or collectively, would be reasonably likely to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which the Company is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

                           (viii) Neither Company nor any of its subsidiaries
has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company.

                           (ix) Neither Company nor any of its subsidiaries is
party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

                           (x) Except as may be required as a result of the
Company Merger, Company and its subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

                           (xi) None of Company's or its subsidiaries' assets
are tax exempt use property within the meaning of Section 168(h) of the Code.

                           (xii) Company has made available to Parent or its
legal or accounting representatives copies of all foreign, federal and state income tax and all state sales and use tax Returns for the Company and each of its subsidiaries filed for all periods since December 31, 1995.

                           (xiii) There are no Encumbrances of any sort on the
assets of the Company or Subsidiary relating to or attributable to Taxes, other than liens for Taxes not yet due and payable.

                           (xiv) Effective as of March 1, 1992, the Company made
a valid election under Section 1362 of the Code and any corresponding state or local tax provision to be an S corporation within the meaning of Sections 1361 and 1362 of the Code effective for all taxable periods beginning on or subsequent to March 1, 1992 and ending on May 5, 1998 (the "S-CORP. PERIOD"). Company and its shareholders during the S-Corp. Period have at no time taken any action inconsistent with the requirements of Company's S corporation status during the S-Corp. Period, nor have Company or any of the Company shareholders during the S-Corp. Period failed at any time to take any action required in order to maintain Company's S Corporation status during the S-Corp. Period, and Company's S corporation election was not terminated (whether inadvertently or otherwise) at any time during the S-Corp. Period. During the S-Corp. Period, there were no recognized built in gains as defined in Section 1374, or any other entity level Tax liability not otherwise paid or provided for in the Company Balance Sheet.

         2.8      Title to Properties; Absence of Liens and Encumbrances.

                  (a) Part 2.8 of the Company Schedules list all real property leases to which Company is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that could give rise to a claim against Company in an amount greater than $100,000. Other than the leaseholds created under the real property leases identified in Part 2.8 of the Company Schedules, the Company and its subsidiaries own no interests in real property.

                  (b) Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except as (i) described in
Part 2.8 of the Company Schedules, (ii) reflected in the Company Financials and except for liens for Taxes not yet due and payable and (iii) such Encumbrances, if any, which are not material in amount, and which do not materially interfere with the present use of the property subject thereto or affected thereby.

         2.9 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

                  "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of; or associated therewith:
                  (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, proprietary improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world;
                  (v) all trade names, URLs, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world (collectively, "TRADEMARKS"); (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

                  "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company or one of its subsidiaries and used or planned to be used in the Company's or one of its subsidiaries' businesses as of the date of this Agreement or thereafter.

                  "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

                  "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Company or one of its subsidiaries and used or planned to be used in the Company's or one of its subsidiaries' businesses as of the date of this Agreement or thereafter.

                  (a) No material Company Intellectual Property or product or service of Company is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company, or which may affect the validity, use or enforceability of such Company Intellectual Property.

                  (b) Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

                  (c) Company or one of its subsidiaries owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to, each material item of Company Intellectual Property free and clear of any Encumbrance (excluding licenses and related restrictions) except (i) as described in Part
2.9 of the Company Schedules, (ii) as referred to in the Company Financials,
(iii) for liens for Taxes not yet due and payable, and (iv) such Encumbrances, if any, which are not material in amount and which do not materially interfere with the present or planned use of the Company Intellectual Property subject thereto; and Company or one of its subsidiaries is the exclusive owner of all Trademarks used in connection with the operation or conduct of the business of Company and its subsidiaries, including the sale of any products or the provision of any services by Company and its subsidiaries.

                  (d) Company or one of its subsidiaries owns exclusively, and has good title to, all copyrighted works that are material Company products or which Company otherwise expressly purports to own and are material to the operation of its business.

                  (e) To the extent that any material Intellectual Property has been developed or created by a third party for Company or any of its subsidiaries, Company or its subsidiaries, as the case may be, has a written agreement with such third party with respect thereto and Company or its subsidiary thereby either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention, to the extent it is legally possible to do so.

                  (f) Neither Company has nor any of its subsidiaries transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party.

                  (g) Part 2.9 of the Company Schedules list all material contracts, licenses and agreements to which Company is a party (i) with respect to material Company Intellectual Property licensed or transferred to any third party; or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company.

                  (h) All material contracts, licenses and agreements relating to the material Company Intellectual Property are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Company and each of its subsidiaries are in material compliance with, and have not materially breached any term of any of such contracts, licenses and agreements and, to the knowledge of Company and its subsidiaries, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.

                  (i) The operation of the business of Company as such business currently is conducted, including Company's design, development, marketing and sale of the products or services of Company (including with respect to products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

                  (j) Company has not received notice from any third party that the operation of the business of Company or any act, product or service of Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

                  (k) To the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

                  (l) Company and its subsidiaries have taken reasonable and appropriate steps to protect Company's and its subsidiaries' rights in Company's and such subsidiaries' confidential information and trade secrets that they wish to protect or any trade secrets or confidential information of third parties provided to Company or such subsidiaries, and, without limiting the foregoing, Company and its subsidiaries have and enforce a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of Company and its subsidiaries have executed such an agreement. All use, disclosure or appropriation of confidential information of third parties provided to Company or its subsidiaries, or of Company or its subsidiaries provided to third parties, has been pursuant to a written agreement between Company or such subsidiary and such third party.

                  (m) None of Company's operating codes, programs, utilities, development tools and other software, as well as all hardware and systems, utilized by Company or any of its subsidiaries internally or to develop products or to provide services to customers (collectively, "SYSTEMS") will, as a result of processing data containing dates in the year 2000 and any preceding or following years, fail to initiate or operate, or to correctly store, represent and process (including sort) all dates (including single and multi-century formulas and leap year calculations) or abnormally terminate such processing in a manner materially adverse to the Company's business, operations, assets or financial condition. Company's Systems operate and will operate in all material respects substantially in accordance with their specifications prior to, during and after the year 2000 or any leap years. Company's Systems have been developed and tested to support numeric and date transitions from the twentieth century to the twenty-first century, and back (including without limitation all calculations, aging, reporting, printing, displays, reversals, disaster and vital records recoveries) without material error, corruption or impact to current and/or future operations. Since January 1, 1998, neither Company nor any of its subsidiaries has given to customers any written representations or warranties or indemnities with respect to year 2000 compliance or conformity, except where Company's liability is limited to amounts paid to Company pursuant to the contract in which such representation, warranty or indemnity appears and lost profits and consequential damages are expressly excluded.

         2.10 Compliance with Laws; Permits; Restrictions. Neither Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Company to lose any material benefit or incur any material liability. Other than with respect to routine and periodic examinations conducted by Governmental Entities, which are performed in the ordinary course of business, no investigation or review by any Governmental Entity is pending or, to Company's knowledge, has been threatened in a writing delivered to Company against Company or any of its subsidiaries, nor, to Company's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Company or any of its subsidiaries. Neither Company nor any of its subsidiaries is liable, either primarily or jointly and severally with any other party, for any material fines, penalties or other any amounts payable to any Governmental Entity. There is no agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries, the conduct of business by Company as currently conducted, or the Company Merger or other transactions contemplated by this Agreement. Neither Company nor any of its subsidiaries is subject to any reporting or filing requirement with or to any Governmental Entity other than such requirements which are applicable to companies in Company's line of business generally.


         2.11     Compliance with Laws.

                  2.11.1 Compliance with Applicable Law. Company and each of its subsidiaries has complied, and is now and at the Closing Date will be in compliance with, in all material respects, all applicable federal, state, local or foreign laws, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments, and decrees applicable to it or to its assets, properties, and business, including but not limited to its business of taking applications for, originating, underwriting, processing and selling mortgage loans (collectively, "APPLICABLE LAW").

                  2.11.2 Disclosures; Privacy. Each of the Company Websites and all materials distributed or marketed by Company have at all times made all disclosures to users or customers required by Applicable Law and none of such disclosures made or contained in any Company Website or in any such materials have been materially inaccurate, misleading or deceptive or in violation of Applicable Law. Company and each of its subsidiaries has at all times been in material compliance with Applicable Laws relating to the privacy of users of each of the Company Websites. As used in this Agreement, "COMPANY WEBSITES" means all websites or other sites accessed via the Internet or any other electronic network, including without limitation any cable-based network or private network, that are owned or operated by the Company and/or any of its subsidiaries (either alone or jointly with others), either as of the date of this Agreement or in the past, including without limitation those certain websites accessible at the following URL addresses:

                  http://www.RockLoans.com

                  http://www.RockFin.com

                  2.11.3 No Audit. Other than with respect to routine and periodic examinations conducted by Governmental Entities, which are performed in the ordinary course of business, neither Company nor any of its subsidiaries has been the subject of any audit by any governmental agency or authority (other than a Tax authority) for the purpose of determining whether Company or any of its subsidiaries have complied with Applicable Law.

                  2.11.4 Governmental Permits. Company and each of its subsidiaries holds all permits, licenses, variances, exemptions, orders and approvals from, and has made all filings with, Governmental Entities (and quasi-governmental authorities), that are necessary for Company to conduct its present business without any violation of Applicable Law ("GOVERNMENTAL PERMITS") and all such Governmental Permits are in full force and effect. The Company and each of its subsidiaries is in compliance in all material respects with the terms of all Governmental Permits. Neither Company nor any of its subsidiaries has received any notice or other communication from any Governmental Entity (or quasi-governmental authority) regarding (a) any actual or possible violation of law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

                  2.11.5 Improper Payments. Neither Company nor any of its subsidiaries, nor any director, officer, agent or employee of Company and/or any of its subsidiaries, has, for or on behalf of Company or any of its subsidiaries, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

         2.12 Certain Transactions and Agreements. None of the officers or directors of the Company or any of its subsidiaries, nor any holders of at least 5% of the shares of Company Common Stock, nor any member of their immediate families, has any direct or indirect ownership interest in any firm or corporation that competes with, or does business with, or has any contractual arrangement with, Company or any of its subsidiaries (except with respect to any interest in less than one percent (1%) of the stock of any corporation whose stock is publicly traded). None of said officers, directors, or shareholders or any member of their immediate families, is a party to, or otherwise directly or indirectly interested in, any contract or informal arrangement with Company, except for normal compensation for services as an officer, director, employee or consultant thereof that have been disclosed to Parent and except for agreements related to the purchase of the stock of Company by, or the grant of Company Options to, such persons. None of said officers, directors, shareholders or family members has any interest in any property, real or personal, tangible or intangible (including but not limited to any Company Intellectual Property or any other Intellectual Property) that is used in, or that pertains to, the business of Company, except for the normal rights of a shareholder.


         2.13     Litigation.

                  (a) There are no claims, suits, actions or proceedings pending or, to the knowledge of Company, threatened against, relating to or affecting Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Company or, following the Company Merger, to Company as the surviving corporation, or have a material adverse effect on the ability of the parties hereto to consummate the Company Merger. No Governmental Entity has, at any time within the twelve months prior to the date of this Agreement challenged or questioned in a writing delivered to Company the legal right of Company to design, offer or sell any of its products or services in the present manner or style thereof. To the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of Company to seek indemnification from the Company.

                  (b) Company has never been subject to an audit, compliance review, investigation or like contract review by the GSA office of the Inspector General or other Governmental Entity or agent thereof in connection with any government contract (a "GOVERNMENT AUDIT"), to the Company's knowledge no Government Audit is threatened or reasonably anticipated, and in the event of such Government Audit, to the knowledge of the Company no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in the Company Schedules pursuant to this Section 2.13 a true and complete copy of all correspondence and documentation with respect thereto has been provided to Parent.

         2.14     Employee Benefit Plans

                  (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.14(a)(i) below (which definition shall apply only to this Section 2.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

                           (i) "AFFILIATE" shall mean any other person or entity
under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

                           (ii) "COMPANY EMPLOYEE PLAN" shall mean any plan,
program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan" within the meaning of
Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Company or any Affiliate for the benefit of any Employee;

                           (iii) "COBRA" shall mean the Consolidated Omnibus
Budget Reconciliation Act of 1985, as amended;

                           (iv) "DOL" shall mean the Department of Labor;

                           (v) "EMPLOYEE" shall mean any current, former, or
retired employee, officer, or director of Company or any Affiliate;

                           (vi) "EMPLOYEE AGREEMENT" shall mean each management,
employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between Company or any Affiliate and any Employee or consultant;

                           (vii) "ERISA" shall mean the Employee Retirement
Income Security Act of 1974, as amended;

                           (viii) "FMLA" shall mean the Family Medical Leave Act
of 1993, as amended;

                           (ix) "INTERNATIONAL EMPLOYEE PLAN" shall mean each
Company Employee Plan that has been adopted or maintained by Company, whether informally or formally, for the benefit of Employees outside the United States;

                           (x) "IRS" shall mean the Internal Revenue Service;

                           (xi) "MULTIEMPLOYER PLAN" shall mean any "PENSION
PLAN" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

                           (xii) "PBGC" shall mean the Pension Benefit Guaranty
Corporation; and

                           (xiii) "PENSION PLAN" shall mean each Company
Employee Plan which is an "employee pension benefit plan," within the meaning of
Section 3(2) of ERISA.

                  (b) Schedule. Part 2.14 of the Company Schedules contains an accurate and complete list of each Company Employee Plan and each Employee Agreement as of the date of this Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

                  (c) Documents. Company has provided to Parent: (i) correct and complete copies of all documents embodying to each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company

Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (ix) all COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

                  (d) Employee Plan Compliance. (i) Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of; and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code;
(ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination and no event has occurred which would adversely affect the status of such determination letter or the qualified status of such Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event);
(vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code. Company has made all required contributions to each Company Employee Plan through the date hereof (and the Closing Date) or has accrued such amounts on the Company Financials.

                  (e) Pension Plans. Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

                  (f) Multiemployer Plans. At no time has Company contributed to or been requested to contribute to any Multiemployer Plan.

                  (g) No Post-Employment Obligations. No Company Employee
Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute and except pursuant to Employee Agreements disclosed in Part 2.14(g) of the Company Schedules, and Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute and except pursuant to Employee Agreements disclosed in Part 2.14(g) of the Company Schedules.

                  (h) COBRA; FMLA. Neither Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees.

                  (i) Effect of Transaction. Except as disclosed in Part 2.14(i) of the Company Schedules:

                           (i) The execution of this Agreement and the
consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

                           (ii) No payment or benefit which will or may be made
by Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code or will be treated as a nondeductible expense within the meaning of Section 162 of the Code.

                  (j) Employment Matters. Company and each of its subsidiaries: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes (other than taxes that are not yet due) or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to Company's knowledge, threatened or reasonably anticipated claims or actions against Company under any worker's compensation policy or long-term disability policy. To Company's knowledge, no Employee of Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee being employed by Company and disclosing to Company or using trade secrets or proprietary information of any other person or entity.

                  (k) Labor. No material work stoppage or labor strike against Company is pending or, to the Company's knowledge, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company.

                  (l) International Employee Plan. Each International
Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

         2.15     Environmental Matters.

                  (a) Hazardous Material. Except as would not result in material liability to Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United

States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, medicines and foods, (a "HAZARDOUS MATERIAL") are present, as a result of the actions of Company or any of its subsidiaries or any affiliate of Company, or, to Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

                  (b) Hazardous Materials Activities. Except as would not result in a material liability to Company (in any individual case or in the aggregate) (i) neither Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Company nor any of its subsidiaries has disposed of; transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

                  (c) Permits. Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "COMPANY ENVIRONMENTAL PERMITS") material to and necessary for the conduct of Company's and its subsidiaries' Hazardous Material Activities and other businesses of Company and its subsidiaries as such activities and businesses are currently being conducted.

                  (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Company or any of its subsidiaries in a writing delivered to Company concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Company or any of its subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its subsidiaries in any environmental litigation or impose upon Company any material environmental liability.

         2.16 Agreements, Contracts and Commitments. Except as otherwise set forth in Part 2.16 of the Company Schedules or except for any agreement filed as an exhibit to a Company SEC Report, neither Company nor any of its subsidiaries is a party to or is bound by:

                  (a) any employment or consulting agreement, contract or commitment with any employee or member of Company's Board of Directors, other than (i) those that are terminable by Company or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Company's or any of its subsidiaries' ability to terminate employees at will, (ii) those that are implied by law, and (iii) those that would entail financial commitments by the

Company or its subsidiaries (whether by way of cash payments, loans, forgiveness of indebtedness, or delivery of other consideration) after the date of this Agreement of less than $100,000 in the aggregate for all such agreements, contracts or commitments;

                  (b) any employee, consultant or director agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Company Merger or the value of any of the benefits of which will be calculated on the basis of the Company Merger;

                  (c) any agreement of indemnification, any guaranty or any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise where the Company's obligation is reasonably expected to exceed $100,000;

                  (d) any agreement, obligation or commitment containing covenants purporting to limit or which effectively limit the Company's or any of its subsidiaries' freedom to compete in any line of business or in any geographic area or which would so limit Company or Company as the surviving corporation or any of its subsidiaries after the Effective Time or granting by the Company or any of its subsidiaries of any exclusive distribution or other exclusive rights;

                  (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of more than $100,000 of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

                  (f) any licensing, distribution, marketing, reseller, merchant services, advertising, sponsorship or other similar agreement other than Ordinary Course Agreements;

                  (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology; or

                  (h) any other agreement, contract or commitment currently in effect that is material to Company's business as presently conducted and proposed to be conducted.

         Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedules pursuant to clauses (a) through (h) above, pursuant to Section 2.9 hereof, or pursuant to
Item 601(b)(10) of Regulation S-K under the Exchange Act (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company

Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

         2.17 Change of Control Payments. Part 2.17 of the Company Schedules set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of Company as a result of or in connection with the Company Merger.

         2.18 Insurance. Company and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owning assets similar to those of the Company and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and the Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

         2.19 Disclosure. The information supplied by Company for inclusion in the Form S-4 (or any similar successor form thereto) Registration Statement to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Company Merger (the "REGISTRATION STATEMENT") shall not at the time the Registration Statement becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus to be sent to the shareholders of Company in connection with the meeting of Company's shareholders to consider the approval of this Agreement and the Company Merger (the "COMPANY SHAREHOLDERS' MEETING") and to the shareholders of Title in connection with the meeting of Title's shareholders to consider the approval of this Agreement and the Title Merger (the "TITLE SHAREHOLDER'S MEETING") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "PROXY STATEMENT/PROSPECTUS") shall not, on the date the Proxy Statement/Prospectus is mailed to Company's shareholders and Title's shareholders, at the time of the Company Shareholders' Meeting, or at the time of the Title Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become materially false or misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors is discovered by Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent, Merger Sub 1, or Merger Sub 2 which is contained in any of the foregoing documents.

         2.20 Board Approval. The Board of Directors of Company, at a meeting duly held on October 5, 1999, unanimously determined that as of that date the Company Merger is advisable and fair to, and in the best interests of, Company and its shareholders, approved this Agreement, the Stock Option Agreement, the Voting Agreements, the Company Merger and the other transactions contemplated by this Agreement, and recommended that the shareholders of Company approve this Agreement and the Company Merger. The only other meeting at which Company's Board of Directors considered or acted on any proposed agreement, arrangement or understanding with Parent with respect to the transactions contemplated by this Agreement, the Stock Option Agreement, the Voting Agreements or the Company Merger was on September 7, 1999.

         2.21 Brokers' and Finders' Fees. Except for fees payable to Bear, Stearns & Co., Inc. pursuant to an engagement letter dated September 2, 1999, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

         2.22 Fairness Opinion. Company's Board of Directors has received a written opinion from Bear, Stearns & Co., Inc., dated as of the date that the Company's Board of Directors approved this Agreement as described in Section 2.20, to the effect that, as of the date hereof, the Company Exchange Ratio is fair to Company's public shareholders from a financial point of view, and has delivered to Parent a copy of such opinion.

         2.23 Michigan Law; Rights Agreement. The Board of Directors of Company, at a meeting duly held on October 5, 1999, has unanimously taken all actions so that the provisions of Section 790 et seq. of Michigan Law applicable to control share acquisitions will not apply to the execution, delivery or performance of this Agreement, the Stock Option Agreement or the Voting Agreements or to the consummation of the Company Merger or the other transactions contemplated by this Agreement, the Stock Option Agreement or the Voting Agreements. The Company is not subject to Chapter 7A of Michigan Law. Neither Company nor any of its subsidiaries has adopted, nor are any of them subject to, a shareholder rights plan, "poison pill" or other anti-takeover or similar plan or arrangement, or entered into a shareholder rights agreement or any similar agreement or instrument with any entity (a "RIGHTS AGREEMENT").

         2.24 Affiliates. Part 2.24 of the Company Schedules is a complete list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each, a "COMPANY AFFILIATE").

         2.25 Pooling of Interests. To the knowledge of Company, based on consultation with its independent accountants, neither Company nor any of its directors, officers, affiliates or shareholders has taken or agreed to take any action which would preclude Parent's ability to account for either of the Mergers as a pooling of interests.

                                   ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF TITLE

         As of the date of this Agreement and as of the Closing Date, Title represents and warrants to Parent and Merger Sub 2, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation delivered by Title to Parent and Merger Sub 2 dated as of the date hereof and certified on behalf of Title by a duly authorized officer of Title (the "TITLE SCHEDULES") which Title Schedules shall be deemed, for all purposes of this Agreement (including without limitation Article VII), to be part of the representations and warranties made and given by Title under this
Article III, as follows:

         3.1      Organization; Subsidiaries

                  (a) Title and each of its subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other applicable entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted; and (iii) except as would not be material to Title, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

                  (b) Other than the corporations identified in Part 3.1 of the Title Schedules, neither Title nor any of the other corporations or other entities identified in Part 3.1 of the Title Schedules owns any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity, other than the entities identified in Part 3.1 of the Title Schedules, except for passive investments in equity interests of public companies as part of the cash management program of the Title. Neither Title nor any of its subsidiaries has agreed or is obligated to make, or is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect under which it may become obligated to make any future investment in or capital contribution to any other entity. Neither Title nor any of its subsidiaries, has, at any time, been a general partner of any general partnership, limited partnership or other entity. Part
3.1 of the Title Schedules indicates the jurisdiction of organization of each entity listed therein and Title's direct or indirect equity interest therein.

                  (c) Title has delivered or made available to Parent a true and correct copy of the Articles of Incorporation and Bylaws of Title and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect.

Neither Title nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing instruments.

         3.2      Title Capital Structure.

                  (a) The authorized capital stock of Title consists of 60,000 shares of Title Common Stock, of which there are 3,000 shares issued and outstanding as of the date of this Agreement. Each outstanding share of Title Common Stock is entitled to one vote on each matter submitted to shareholders for a vote. Part 3.2 of the Title Schedules lists each holder of outstanding shares of Title Common Stock and the number of shares of Title Common Stock held by such Title shareholder. All outstanding shares of Title Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to
(i) preemptive rights created by statute, the Articles of Incorporation or Bylaws of Title or any agreement or document to which Title is a party or by which it is bound, (ii) rights of first refusal created by statute, the Articles of Incorporation or Bylaws of Title, or (iii) with respect to shares held or beneficially owned by officers, directors or greater than 5% shareholders of Title only, rights of first refusal created by any agreement or document to which Title is a party or by which it is bound. No shares of Title Common Stock have been issued without certificates. Title has reserved an aggregate of 1,200 shares of Title Common Stock for issuance pursuant to the Title Stock Option Plan. The only option outstanding under the Title Stock Option Plan is exercisable for a maximum of 600 shares of Title Common Stock (the "TITLE OPTION"). All shares of Title Common Stock subject to issuance upon exercise of the Title Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The holder of the Title Option has entered into a binding, written agreement with Title (an accurate and complete copy of which has been provided to Parent and its counsel) consenting to the conversion of the Title Option into shares of Parent Common Stock in accordance with the terms and conditions of Article I of this Agreement and releasing all claims with respect to such Title Option except for the right to have it so converted (the "TITLE OPTION AGREEMENT").

                  (b) All outstanding shares of Title Common Stock or other capital stock of Title, all outstanding Title Options, and all outstanding shares of capital stock of each subsidiary of the Title have been issued and granted in compliance, in all material respects, with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all material requirements set forth in applicable agreements or instruments. No shareholder of Title has the right to rescind the purchase of any shares of Title Common Stock from Title.

                  (c) No shares of the Title Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares ("TITLE STOCK SUBJECT TO FORFEITURE") may be forfeited or repurchased by Title upon any termination of the shareholders' employment, directorship or other relationship with Title (and/or any affiliate of Title) under the terms of any restricted stock purchase agreement or other agreement with Title that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Title Merger.

         3.3 Obligations With Respect to Capital Stock. Except as set forth in
Section 3.2(a) or in Part 3.3 of the Title Schedules, there are no Title equity securities or similar ownership interests of any class of Title equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Title owns free and clear of all Encumbrances, directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Title, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2(a), Part 3.2 or Part 3.3 of the Title Schedules, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Title or any of its subsidiaries is a party or by which it is bound obligating Title or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Title or any of its subsidiaries or obligating Title or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and there is no voting trust, proxy or other agreement or understanding to which Title is a party or by which it is bound with respect to any equity security of any class of Title or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Shareholders of Title will not be entitled to dissenters' or appraisal rights under applicable state law (including under Section 761 et seq. of Michigan Law) in connection with the Title Merger.

         3.4      Authority.

                  (a) Title has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, subject to the approval of its shareholders. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Title, subject only to the approval of this Agreement and the Title Merger by Title's shareholders as contemplated by
Section 6.2 and the filing of the Articles of Merger pursuant to Michigan Law. An affirmative vote of the holders of a majority of the outstanding shares of the Title is required for Title's shareholders to approve this Agreement and the Title Merger. No separate voting by a class of the Title's shareholders is or will be required in connection with the approval of the Title Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Title and, assuming the due execution and delivery by Parent and Merger Sub 1, constitutes the valid and binding obligations of Title, enforceable against Title in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity. Except as set forth in Part 3.4 of the Title Schedules and subject to obtaining the approval of this Agreement and the Title Merger by the Title's shareholders as contemplated by Section 6.2 and compliance with the requirements set forth in
Section 3.4(b) below, the execution and delivery of this Agreement by Title does not, and the performance of this Agreement by Title will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Title or the equivalent organizational documents of any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Title or any of its subsidiaries or by which Title or any of its subsidiaries or any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Title's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of Title or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Title or any of its subsidiaries is a party or by which Title or any of its subsidiaries or its or any of their respective assets are bound or affected except for such breaches or defaults which, in the aggregate, would not result in a material loss of benefits to Title or any of its subsidiaries, Parent, or Title as the surviving corporation. Part 3.4 of the Title Schedules list all consents, waivers and approvals under any of Title's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to Title or any of its subsidiaries, Parent ,or Title as the surviving corporation.

                  (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity, is required to be obtained or made by Title in connection with the execution and delivery of this Agreement or the consummation of the Title Merger, except for (i) the filing of the Articles of Merger with the Department of Consumer and Industry Services of the State of Michigan and appropriate documents with the relevant authorities of other states in which the Title is qualified to do business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with Exchange Act and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Title or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Title Merger.

         3.5      Title Financial Statements.

                  (a) Title has delivered to Parent an audited balance sheet of Title dated December 31, 1998, and an audited income statement and statement of changes in cash flows of

Title for its fiscal year ended December 31, 1998 and an unaudited balance sheet of Title dated June 30, 1999 (the "BALANCE SHEET DATE") and an unaudited income statement of Title for the six month period ended June 30, 1999 (all such financial statements being collectively referred to herein as the "TITLE FINANCIALS") Such Title Financials (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto, except that unaudited interim financial statements may not contain footnotes and were or are subject to normal year-end adjustments, and (ii) fairly presented the consolidated financial position of Title and its subsidiaries as at the respective dates thereof and the consolidated results of Title's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal year-end adjustments.


         3.6 Absence of Changes. Since the date of the Title Balance Sheet there has not been: (i) any Material Adverse Change (as defined in Section 9.3(c)) with respect to Title, Company and their subsidiaries, taken as a group, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, or any issuance of, any of Title's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Title of any of Title's capital stock or any other securities of Title or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Title's or any of its subsidiaries' capital stock,
(iv) up to the date of this Agreement, any granting by Title or any of its subsidiaries of any increase in compensation or fringe benefits to any of their executive officers, or any payment by Title or any of its subsidiaries of any bonus to any of their executive officers, or any granting by Title or any of its subsidiaries of any increase in severance or termination pay to any of their executive officers or any entry by Title or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement with any executive officer or any agreement with any executive officer the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Title of the nature contemplated hereby, (v) up to the date of this Agreement, any granting by Title or any of its subsidiaries of any increase in compensation or fringe benefits to any of their non-executive officer employees, or any payment by Title or any of its subsidiaries of any bonus to any of their non-executive executive officer employees, or any granting by Title or any of its subsidiaries of any increase in severance or termination pay to any non-executive officer employee or any entry by Title or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement with any non-executive officer employees or any agreement with a non-executive officer employee the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Title of the nature contemplated hereby, excluding any such increases, payments, grants or other agreements which individually obligate Title to pay less than $10,000 annually to a non-executive officer employee and in the aggregate obligate Title to pay less than $50,000 at any time in the future, (vi) any material change or alteration in the policy of Title relating to the granting of stock options to its employees and consultants,
(vii) entry by Title or any of its subsidiaries into, or material modification, amendment or cancellation of, any material licensing, distribution, marketing, reseller, merchant services, advertising, sponsorship or other similar agreement other than any such agreement entered into in the ordinary course of Title's business or which is terminable by Title or its subsidiaries without penalty upon no more than 90 days prior notice and/or provides (or reasonably could provide) for payments by or to Title or its subsidiaries in an amount in excess of $10,000 over the term of the agreement (such excepted agreements, collectively, "TITLE ORDINARY COURSE AGREEMENTS"), (viii) any acquisition, sale or transfer of any material asset of Title or any of its subsidiaries other than in the ordinary course of business and other than any such agreement to which Parent has consented in writing, (ix) any material change by Title in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or applicable law, or (x) any revaluation by Title of any of its assets, including, without limitation, writing off notes or accounts receivable other than in the ordinary course of business and other than revaluations or write offs of any amount, the sum of which in the aggregate is equal to less than $10,000 more than reserved in the Title Balance Sheet.

         3.7      Tax Returns and Audits.

                  (a) Title and each of its subsidiaries have timely filed all Returns relating to Taxes required to be filed by or on behalf of Title and each of its subsidiaries with any Tax authority, such Returns are true, correct and complete in all material respects, and Title and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

                  (b) Title and each of its subsidiaries with respect to its employees, independent contractors, and others as appropriate have withheld and paid over to the appropriate Tax Authority all appropriate federal and state income taxes, employment or other Taxes, including but not limited to Taxes pursuant to FICA and Taxes pursuant to FUTA.

                  (c) Neither Title nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Title or any of its subsidiaries, nor has Title or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

                  (d) No audit or other examination of any Return of Title or any of its subsidiaries by any Tax authority is presently in progress, nor has Title or any of its subsidiaries been notified of any request for such an audit or other examination.

                  (e) No adjustment relating to any Returns filed by Title or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Title or any of its subsidiaries or any representative thereof.

                  (f) Neither Title nor any of its subsidiaries has any liability for unpaid Taxes which have not been accrued for or reserved on the Title Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Title, other than any liability for unpaid Taxes that may have accrued since the date of the Title Balance Sheet in connection with the operation of the business of Title and its subsidiaries in the ordinary course.

                  (g) There is no contract, agreement, plan or arrangement to which Title is a party, including but not limited to the provisions of this Agreement and the agreements entered into in connection with this Agreement, covering any employee or former employee of Title or any of its subsidiaries that, individually or collectively, would be reasonably likely to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which the Title is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

                  (h) Neither Title nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Title.

                  (i) Neither Title nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

                  (j) Except as may be required as a result of the Title
Merger, Title and its subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

                  (k) None of Title's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

                  (l) Title has made available to Parent or its legal or accounting representatives copies of all foreign, federal and state income tax and all state sales and use tax Returns for the Title and each of its subsidiaries filed for all periods since December 31, 1989.

                  (m) There are no Encumbrances of any sort on the assets of the Title or any subsidiary relating to or attributable to Taxes, other than liens for Taxes not yet due and payable.

                  (n) Effective as of November 1, 1997, Title made a valid election under Section 1362 of the Code and any corresponding state or local tax provision to be an S corporation within the meaning of Sections 1361 and 1362 of the Code effective for all taxable periods beginning on or subsequent to November 1, 1997. At no time on or after November 1, 1997, including up through and including the Effective Date, has or will Title experience any of the following:(1) any corporate level Tax event under Section 1374 or any other provision of the Code; or (2) any type or form of voluntary, involuntary or inadvertent termination of its S corporation status. Title and its shareholders since November 1, 1997 have at no time taken any action or Tax return position inconsistent with the treatment of Title as an S corporation through the Effective Date. Similarly, neither Title or any of Title's shareholders from November 1, 1997 through the Effective Date have failed at any time to take any action required in order to maintain Title's S Corporation status.

         3.8      Title to Properties; Absence of Liens and Encumbrances.

                  (a) Part 3.8 of the Title Schedules list all real property leases to which Title is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that could give rise to a claim against Title in an amount greater than $10,000. Other than the leaseholds created under the real property leases identified in Part 3.8 of the Title Schedules, the Title and its subsidiaries own no interests in real property.

                  (b) Title has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except as reflected in the Title Financials and except for liens for Taxes not yet due and payable and such Encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

         3.9 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

                  "TITLE INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Title or one of its subsidiaries and used or planned to be used in Title's or one of its subsidiaries' businesses as of the date of this Agreement or thereafter.

                  "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

                  "TITLE REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Title or one of its subsidiaries and used or planned to be used in Title's or one of its subsidiaries' businesses as of the date of this Agreement or thereafter.

                  (a) No material Title Intellectual Property or product or service of Title is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Title, or which may affect the validity, use or enforceability of such Title Intellectual Property.

                  (b) Each material item of Title Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Title Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Title Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Title Registered Intellectual Property.

                  (c) Title or one of its subsidiaries owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to, each material item of Title Intellectual Property free and clear of any Encumbrance (excluding licenses and related restrictions) except (i) as described in Part
3.9 of Title's Schedules, (ii) as referred to in the Title Financials, (iii) for liens for Taxes not yet due and payable, and (iv) such Encumbrances, if any, which are not material in amount and which do not materially interfere with the present or planned use of Title's Intellectual Property subject thereto; and Title or one of its subsidiaries is the exclusive owner of all Trademarks used in connection with the operation or conduct of the business of Title and its subsidiaries, including the sale of any products or the provision of any services by Title and its subsidiaries.

                  (d) Title or one of its subsidiaries owns exclusively, and has good title to, all copyrighted works that are material Title products or which Title otherwise expressly purports to own and are material to the operation of its business.

                  (e) To the extent that any material Intellectual Property has been developed or created by a third party for Title or any of its subsidiaries, Title or its subsidiaries, as the case may be, has a written agreement with such third party with respect thereto and Title or its subsidiary thereby either (i) has obtained ownership of and is the exclusive owner of, or
(ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention to the extent it is legally possible to do so.

                  (f) Neither Title has nor any of its subsidiaries transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Title Intellectual Property, to any third party.

                  (g) Part 3.9 of the Title Schedules list all material contracts, licenses and agreements to which Title is a party (i) with respect to material Title Intellectual Property licensed or transferred to any third party; or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Title.

                  (h) All material contracts, licenses and agreements relating to the material Title Intellectual Property are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Title and each of its subsidiaries are in material compliance with, and have not materially breached any term of any of such contracts, licenses and agreements and, to the knowledge of Title and its subsidiaries, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Title's rights under such contracts, licenses and agreements to the same extent Title would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Title would otherwise be required to pay.

                  (i) The operation of the business of Title as such business currently is conducted, including Title's design, development, marketing and sale of the products or services of Title (including with respect to products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

                  (j) Title has not received notice from any third party that the operation of the business of Title or any act, product or service of Title, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

                  (k) To the knowledge of Title, no person has or is infringing or misappropriating any Title Intellectual Property.

                  (l) Title and its subsidiaries have taken reasonable and appropriate steps to protect Title's and its subsidiaries' rights in Title's and such subsidiaries' confidential information and trade secrets that they wish to protect or any trade secrets or confidential information of third parties provided to Title or such subsidiaries, and, without limiting the foregoing, Title and its subsidiaries have and enforce a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of Title and its subsidiaries have executed such an agreement. All use, disclosure or appropriation of confidential information of third parties provided to Title or its subsidiaries, or of Title or its subsidiaries provided to third parties, has been pursuant to a written agreement between Title or such subsidiary and such third party.

                  (m) None of Title's operating codes, programs, utilities, development tools and other software, as well as all hardware and systems, utilized by Title or any of its subsidiaries internally or to develop products or to provide services to customers, as well as all products of Title or any of its subsidiaries sold to customers (collectively, "TITLE'S SYSTEMS") will, as a result of processing data containing dates in the year 2000 and any preceding or following years, fail to initiate or operate, or to correctly store, represent and process (including sort) all dates (including single and multi-century formulas and leap year calculations) or abnormally terminate such processing in a manner materially adverse to Title's business, operations, assets or financial condition. Title's Systems operate and will operate in all material respects substantially in accordance with their specifications prior to, during and after the year 2000 or any leap years. Title's Systems have been developed and tested to support numeric and date transitions from the twentieth century to the twenty-first century, and back (including without limitation all calculations, aging, reporting, printing, displays, reversals, disaster and vital records recoveries) without material error, corruption or impact to current and/or future operations. Since January 1, 1998, neither Title nor any of its subsidiaries has given to customers any written representations or warranties or indemnities with respect to year 2000 compliance or conformity, except where Title's liability is limited to amounts paid to Title pursuant to the contract in which such representation, warranty or indemnity appears and lost profits and consequential damages are expressly excluded.

         3.10 Compliance with Laws; Permits; Restrictions. Neither Title nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Title or any of its subsidiaries or by which Title or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Title or any of its subsidiaries is a party or by which Title or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Title to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to Title's knowledge, has been threatened in a writing delivered to Title against Title or any of its subsidiaries, nor, to Title's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Title or any of its subsidiaries. Neither Title nor any of its subsidiaries is liable, either primarily or jointly and severally with any other party, for any material fines, penalties or other any amounts payable to any Governmental Entity. There is no agreement, judgment, injunction, order or decree binding upon Title or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of Title or any of its subsidiaries, any acquisition of property by Title or any of its subsidiaries, the conduct of business by Title as currently conducted, or the Title Merger or other transactions contemplated by this Agreement. Neither Title nor any of its subsidiaries is subject to any reporting or filing requirement with or to any Governmental Entity other than such requirements which are applicable to companies in Title's line of business generally.


         3.11     Compliance with Laws.

                  3.11.1 Compliance with Title Applicable Law. Title and each of its subsidiaries has complied, and is now and at the Closing Date will be in compliance in all material respects with, all applicable federal, state, local or foreign laws, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments, and decrees applicable to it or to its assets, properties, and business, including but not limited to its business of taking applications for, originating, underwriting, processing and selling mortgage loans (collectively, "TITLE APPLICABLE LAW").

                  3.11.2 Disclosures; Privacy. Each of the Title Websites and all materials distributed or marketed by Title have at all times made all disclosures to users or customers required by Title Applicable Law and none of such disclosures made or contained in any Title Website or in any such materials have been inaccurate, misleading or deceptive or in violation of Applicable Law. Title and each of its subsidiaries has at all times been in compliance with Applicable Laws relating to the privacy of users of each of the Title Websites. As used in this Agreement, "TITLE WEBSITES" means all websites or other sites accessed via the Internet or any other electronic network, including without limitation any cable-based network or private network, that are owned or operated by the Title and/or any of its subsidiaries (either alone or jointly with others), either as of the date of this Agreement or in the past, including without limitation those certain websites accessible at the following URL addresses:

                  http://www.titlesourceinc.com
                  http://www.etitlesource.com
                  http://www.eappraisalsource.com
                  http://www.etaxsource.com
                  http://www.efloodsource.com
                  http://www.ecreditsource.com

                  3.11.3 No Audit. Neither Title nor any of its subsidiaries has been the subject of any audit by any governmental agency or authority (other than a Tax authority) for the purpose of determining whether Title or any of its subsidiaries have complied with Applicable Law.

                  3.11.4 Title Governmental Permits. Title and each of its subsidiaries holds all permits, licenses, variances, exemptions, orders and approvals from, and has made all filings with, Governmental Entities (and quasi-governmental authorities), that are necessary for Title to conduct its present business without any violation of Title Applicable Law ("TITLE GOVERNMENTAL PERMITS") and all such Title Governmental Permits are in full force and effect. Title and each of its subsidiaries is in compliance in all material respects with the terms of the Title Governmental Permits. Neither Title nor any of its subsidiaries has received any notice or other communication from any Governmental Entity (or quasi-governmental authority) regarding (a) any actual or possible violation of law or any Title Governmental Permit or any failure to comply with any term or requirement of any Title Governmental Permit, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Title Governmental Permit.

                  3.11.5 Improper Payments. Neither Title nor any of its subsidiaries, nor any director, officer, agent or employee of Title and/or any of its subsidiaries, has, for or on behalf of Title or any of its subsidiaries,
(i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

         3.12 Certain Transactions and Agreements. None of the officers or directors of Title or any of its subsidiaries, nor any holders of at least 5% of the Title Common Stock, nor any member of their immediate families, has any direct or indirect ownership interest in any firm or corporation that competes with, or does business with, or has any contractual arrangement with, Title or any of its subsidiaries (except with respect to any interest in less than one percent (1%) of the stock of any corporation whose stock is publicly traded). None of said officers, directors, shareholders or any member of their immediate families, is a party to, or otherwise directly or indirectly interested in, any contract or informal arrangement with Title, except for normal compensation for services as an officer, director, employee or consultant thereof that have been disclosed to Parent and except for agreements related to the purchase of the stock of Title by , or the grant of Title Option to, such persons. None of said officers, directors, shareholders or family members has any interest in any property, real or personal, tangible or intangible (including but not limited to any Title Intellectual Property or any other Intellectual Property) that is used in, or that pertains to, the business of Title, except for the normal rights of a shareholder.


         3.13     Litigation.

                  (a) There are no claims, suits, actions or proceedings pending or, to the knowledge of Title, threatened against, relating to or affecting Title or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Title or, following the Title Merger, to Title as the surviving corporation, or have a material adverse effect on the ability of the parties hereto to consummate the Title Merger. No Title Governmental Entity has at any time during the twelve months prior to the date of this Agreement challenged or questioned in a writing delivered to Title the legal right of Title to design, offer or sell any of its products or services in the present manner or style thereof. To the knowledge of Title, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of Title to seek indemnification from the Title.

                  (b) Title has never been subject to a Government Audit, to the Title's knowledge no Government Audit is threatened or reasonably anticipated, and in the event of such Government Audit, to the knowledge of the Title no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in the Title Schedules pursuant to this Section 3.13 a true and complete copy of all correspondence and documentation with respect thereto has been provided to Parent.

         3.14     Title Employee Benefit Plans.

                  (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 3.14(a)(i) below (which definition shall apply only to this Section 3.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

                           (i) "AFFILIATE" shall mean any other person or entity
under common control with Title within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

                           (ii) "TITLE EMPLOYEE PLAN" shall mean any plan,
program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan" within the meaning of
Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Title or any Affiliate for the benefit of any Title Employee;

                           (iii) "TITLE EMPLOYEE" shall mean any current,
former, or retired employee, officer, or director of Title or any Affiliate;

                           (iv) "TITLE EMPLOYEE AGREEMENT" shall mean each
management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between Title or any Affiliate and any Title Employee or consultant;

                           (v) "INTERNATIONAL TITLE EMPLOYEE PLAN" shall mean
each Title Employee Plan that has been adopted or maintained by Title, whether informally or formally, for the benefit of Title Employees outside the United States;

                           (vi) "TITLE PENSION PLAN" shall mean each Title
Employee Plan which is an "employee pension benefit plan," within the meaning of
Section 3(2) of ERISA.

                  (b) Schedule. Part 3.14 of the Title Schedules contains an accurate and complete list of each Title Employee Plan and each Title Employee Agreement as of the date of this Agreement. Title does not have any plan or commitment to establish any new Title Employee Plan, to modify any Title Employee Plan or Title Employee Agreement (except to the extent required by law or to conform any such Title Employee Plan or Title Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to

Parent in writing, or as required by this Agreement), or to enter into any Title Employee Plan or Title Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

                  (c) Documents. Title has provided to Parent: (i) correct and complete copies of all documents embodying to each Title Employee Plan and each Title Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Title Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Title Employee Plan or related trust; (iv) if the Title Employee Plan is funded, the most recent annual and periodic accounting of Title Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Title Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Title Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Title Employee Plan; (vii) all material written agreements and contracts relating to each Title Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all communications material to any Title Employee or Title Employees relating to any Title Employee Plan and any proposed Title Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Title;
(ix) all COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Title Employee Plan.

                  (d) Title Employee Plan Compliance. (i) Title has performed in all material respects all obligations required to be performed by it under, is not in default or violation of; and has no knowledge of any default or violation by any other party to each Title Employee Plan, and each Title Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code;
(ii) each Title Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination and no event has occurred which would adversely affect the status of such determination letter or the qualified status of such Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Title Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Title, threatened or reasonably anticipated (other than routine claims for benefits) against any Title Employee Plan or against the assets of any Title Employee Plan; (v) each Title Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent,

Title or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Title, threatened by the IRS or DOL with respect to any Title Employee Plan; and (vii) neither Title nor any Affiliate is subject to any penalty or tax with respect to any Title Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code. Title has made all required contributions to each Title Employee Plan through the date hereof (and the Closing Date) or has accrued such amounts on the Title Financials.

                  (e) Pension Plans. Title does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

                  (f) Multiemployer Plans. At no time has Title contributed to or been requested to contribute to any Multiemployer Plan.

                  (g) No Post-Employment Obligations. No Title Employee
Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute and except pursuant to Title Employee Agreements disclosed in Part 3.14(g) of the Title Schedules, and Title has never represented, promised or contracted (whether in oral or written form) to any Title Employee (either individually or to Title Employees as a group) or any other person that such Title Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute and except pursuant to Title Employee Agreements disclosed in Part 3.14(g) of the Title Schedules.

                  (h) COBRA; FMLA. Neither Title nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Title Employees.

                  (i) Effect of Transaction. Except as disclosed in Part 3.14(i) of the Title Schedules:

                           (i) The execution of this Agreement and the
consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Title Employee Plan, Title Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Title Employee.

                           (ii) No payment or benefit which will or may be made
by Title or its Affiliates with respect to any Title Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of

Section 280G(b)(1) of the Code or will be treated as a nondeductible expense within the meaning of Section 162 of the Code.

                  (j) Employment Matters. Title and each of its subsidiaries: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Title Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Title Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes (other than taxes that are not yet due) or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Title Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to Title's knowledge, threatened or reasonably anticipated claims or actions against Title under any worker's compensation policy or long-term disability policy. To Title's knowledge, no Title Employee of Title has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Title Employee is bound due to such Title Employee being employed by Title and disclosing to Title or using trade secrets or proprietary information of any other person or entity.

                  (k) Labor. No work stoppage or labor strike against Title is pending, threatened or reasonably anticipated. Title does not know of any activities or proceedings of any labor union to organize any Title Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Title, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Title Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Title. Neither Title nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Title is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Title Employees and no collective bargaining agreement is being negotiated by Title.

                  (l) International Title Employee Plan. Each International Title Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Title Employee Plan. Furthermore, no International Title Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Title or Parent from terminating or amending any International Title Employee Plan at any time for any reason.

         3.15     Environmental Matters.

                  (a) Hazardous Material. Except as would not result in material liability to Title, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be a Hazardous Material are present, as a result of the actions of Title or any of its subsidiaries or any affiliate of Title, or, to Title's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Title or any of its subsidiaries has at any time owned, operated, occupied or leased.

                  (b) Title Hazardous Materials Activities. Except as would not result in a material liability to Title (in any individual case or in the aggregate) (i) neither Title nor any of its subsidiaries has transported, stored, used, manufactured, disposed of released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Title nor any of its subsidiaries has disposed of; transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "TITLE HAZARDOUS MATERIALS Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Title Hazardous Material Activity.

                  (c) Permits. Title and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "TITLE ENVIRONMENTAL PERMITS") material to and necessary for the conduct of Title's and its subsidiaries' Hazardous Material Activities and other businesses of Title and its subsidiaries as such activities and businesses are currently being conducted.

                  (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Title's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Title or any of its subsidiaries in a writing delivered to Title concerning any Title Environmental Permit, Hazardous Material or any Title Hazardous Materials Activity of Title or any of its subsidiaries. Title is not aware of any fact or circumstance which could involve Title or any of its subsidiaries in any environmental litigation or impose upon Title any material environmental liability.

         3.16 Agreements, Contracts and Commitments. Except as otherwise set forth in Part 3.16 of the Title Schedules, neither Title nor any of its subsidiaries is a party to or is bound by:

                  (a) any employment or consulting agreement, contract or commitment with any employee or member of Title's Board of Directors, other than those (i) that are terminable by Title or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Title's or any of its subsidiaries' ability to terminate employees at will, (ii) those that are implied by law, and (iii) those that would entail financial commitments by Title or its subsidiaries (whether by way of cash payments, loans, forgiveness of indebtedness, or delivery of other consideration) after the date of this Agreement of less than $10,000 in the aggregate for all such agreements, contracts or commitments;

                  (b) any employee, consultant or director agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Title Merger or the value of any of the benefits of which will be calculated on the basis of the Title Merger;

                  (c) any agreement of indemnification, any guaranty or any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise where Title's obligation is reasonably expected to exceed $10,000;

                  (d) any agreement, obligation or commitment containing covenants purporting to limit or which effectively limit the Title's or any of its subsidiaries' freedom to compete in any line of business or in any geographic area or which would so limit Title or Title as the surviving corporation or any of its subsidiaries after the Effective Time or granting by Title or any of its subsidiaries of any exclusive distribution or other exclusive rights;

                  (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Title or any of its subsidiaries after the date of this Agreement of more than $10,000 of assets not in the ordinary course of business or pursuant to which Title has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Title's subsidiaries;

                  (f) any licensing, distribution, marketing, reseller, merchant services, advertising, sponsorship or other similar agreement other than Title Ordinary Course Agreements;

                  (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology; or

                  (h) any other agreement, contract or commitment currently in effect that is material to Title's business as presently conducted and proposed to be conducted.

         Neither Title nor any of its subsidiaries, nor to Title's knowledge any other party to a Title Contract (as defined below), is in breach, violation or default under, and neither Title nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Title or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Title Schedules pursuant to clauses (a) through (h) above, pursuant to Section 3.9 hereof (any such agreement, contract or commitment, a "TITLE CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Title Contract, or would



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
permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

         3.17 Change of Control Payments. Part 3.17 of the Title Schedules set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of Title as a result of or in connection with the Title Merger.

         3.18 Insurance. Title and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owing assets similar to those of the Title and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and the Title and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of Title, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

         3.19 Disclosure. The information supplied by Title for inclusion in the Registration Statement shall not at the time the Registration Statement becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Title for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company's shareholders and Title's shareholders, at the time of the Title Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to solicitation of proxies for the Title Shareholder's Meeting which has become materially false or misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Title or any of its affiliates, officers or directors is discovered by Title which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Title shall promptly inform Parent. Notwithstanding the foregoing, Title makes no representation or warranty with respect to any information supplied by Parent, Merger Sub 1 or Merger Sub 2 which is contained in any of the foregoing documents.

         3.20 Board Approval. The Board of Directors of Title, at a meeting duly held on, or by an action by unanimous written consent of the Board of Directors of Title dated October 6, 1999, unanimously determined that as of that date the Title Merger is advisable and fair to, and in the best interests of, Title and its shareholders, approved this Agreement, the Voting Agreements, the Title Merger and the other transactions contemplated by this Agreement, and recommended that the shareholders of Title approve this Agreement and the Title Merger. There was no prior



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
meeting of the Board of Directors of Title at which the Board considered or acted on any proposed agreement, arrangement or understanding with Parent with respect to the transactions contemplated by this Agreement, the Voting Agreements or the Title Merger.

         3.21 Brokers' and Finders' Fees. Title has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

         3.22 Affiliates. Part 3.22 of the Title Schedules is a complete list of those persons who may be deemed to be, in Title's reasonable judgment, affiliates of Title within the meaning of Rule 145 promulgated under the Securities Act (each, a "TITLE AFFILIATE").

         3.23 Pooling of Interests. To the knowledge of Title, based on consultation with its independent accountants, neither Title nor any of its directors, officers, affiliates or shareholders has taken or agreed to take any action which would preclude Parent's ability to account for either of the Mergers as a pooling of interests.

                                   ARTICLE IV
     REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

         As of the date of this Agreement and as of the Closing Date, Parent, Merger Sub 1 and Merger Sub 2 represent and warrant to Company and Title, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation delivered by Parent to Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "PARENT SCHEDULES") which Parent Schedules shall be deemed, for all purposes of this Agreement (including without limitation Article VII), to be part of the representations and warranties made and given by Parent, Merger Sub 1 and Merger Sub 2 under this Article IV, as follows:

         4.1      Organization of Parent, Merger Sub 1 and Merger Sub 2.

                  (a) Each of Parent, Merger Sub 1 and Merger Sub 2 (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted; and (iii) except as would not be material to Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

                  (b) Parent has delivered or made available to Company a true and correct copy of the Certificate or Articles of Incorporation and Bylaws of Parent, Merger Sub 1 and Merger Sub 2, each as amended to date, and each such instrument is in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate or Articles of Incorporation or Bylaws or equivalent governing instruments.

         4.2      Parent and Merger Sub 1 and Merger Sub 2 Capital Structure.

                  (a) Stock. The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock, $0.01 par value per share, and 1,344,918 shares of Parent Preferred Stock, $0.01 par value per share, of which (a) 144,918 shares are designated Series A Preferred Stock, (b) 200,000 shares have been designated Series B Junior Participating Preferred Stock ("SERIES B STOCK") and (c) 1,000,000 shares are undesignated, and, except as expressly described above in this Section 4.2.(a), no other shares of any capital stock of Parent are authorized. At the close of business on September 30, 1999, and as adjusted to reflect a 3-for-1 stock split effective as of September 30, 1999, 188,782,911 shares of Parent Common Stock were issued and outstanding and an additional 13,026 such shares were designated as treasury stock. Each outstanding share of Parent Common Stock is entitled to one vote on each matter submitted to the shareholders for a vote. As of the date of this Agreement, no shares of Parent Preferred Stock were issued and outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. As of the date of this Agreement, the authorized capital stock of Merger Sub 1 consists of 1,000 common shares, no par value per share, of which 1,000 shares are duly authorized, validly issued and outstanding, all of which shares have been fully paid and are non-assessable and are owned by Parent. Each outstanding common share of Merger Sub 1 is entitled to one vote on each matter submitted to shareholders for a vote. As of the date of this Agreement, the authorized capital stock of Merger Sub 2 consists of 1,000 common shares, no par value per share, of which 1,000 shares are duly authorized, validly issued and outstanding, all of which shares have been fully paid and are non-assessable and are owned by Parent. Each outstanding common share of Merger Sub 2 is entitled to one vote on each matter submitted to shareholders for a vote. Each of Merger Sub 1 and Merger Sub 2 was formed for the purpose of consummating the Mergers and has no material assets or liabilities except as necessary for such purpose.

                  (b) Options. As of September 30, 1999 and as adjusted to reflect a 3-for-1 stock split effective as of September 30, 1999, an aggregate of 30,973,610 shares of Parent Common Stock were reserved for future issuance pursuant to stock options granted by Parent and outstanding on September 30, 1999, and as of that date an additional 6,341,401 shares of Parent Common Stock were reserved and available for the grant of future stock options under all Parent's stock option or equity incentive plans. Except for (a) the above-mentioned options to purchase shares of Parent Common Stock, (b) outstanding rights to purchase shares of Parent Common Stock under Parent's 1996 Employee Stock Purchase Plan (under which, as of September 30, 1999, a total of 1,270,623 shares of Parent Common Stock remain available for purchase), and (c) preferred share purchase rights to purchase 1/3000 of a share of Parent Series B Stock (and potentially Parent Common Stock under certain terms) that are outstanding under Parent's Amended and Restated Rights Agreement dated October 7, 1998 among Parent and American Stock Transfer and Trust Company as rights agent (the "PARENT RIGHTS PLAN"), there were no options, warrants, convertible securities or other securities, calls, commitments or conversion privileges outstanding to purchase or otherwise acquire (whether directly or



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
indirectly) from Parent any shares of Parent's authorized but unissued capital stock or any securities convertible into or exchangeable for any shares of Parent's capital stock. The Parent Rights Plan provides for the issuance of one
(1) such right with respect to each share of Parent Common Stock issued after May 11, 1998, subject to the exceptions provided in the Parent Rights Agreement, none of which currently applies to the Parent Common Stock issuable in the Mergers or pursuant to the exercise of Company options assumed in the Company Merger.


                  (c) The Parent Common Stock to be issued in the Mergers, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound.

         4.3      Authority.

                  (a) Parent has all requisite corporate power and authority to enter into this Agreement, the Stock Option Agreement and the Voting Agreements and to consummate the transactions contemplated hereby and thereby. Merger Sub 1 and Merger Sub 2 have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the Stock Option Agreement and the Voting Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub 1 and Merger Sub 2, subject only to the filing of the Articles of Merger pursuant to Michigan Law. No vote of Parent's shareholders is required to approve this Agreement, the Mergers, the issuance of Parent Common Stock pursuant to the Mergers or any other transaction described in this Agreement. This Agreement, the Stock Option Agreement and the Voting Agreements have each been duly executed and delivered by Parent and this Agreement has been duly executed and delivered by each of Merger Sub 1 and Merger Sub 2 and, assuming the due authorization, execution and delivery by Company and Title, constitute the valid and binding obligations of Parent, Merger Sub 1 and Merger Sub 2, respectively, enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity. The execution and delivery of this Agreement, the Stock Option Agreement and the Voting Agreements by Parent and the execution and delivery of this Agreement by each of Merger Sub 1 and Merger Sub 2 does not, and the performance of this Agreement, the Stock Option Agreement and the Voting Agreements by Parent and the performance of this Agreement by each of Merger Sub 1 and Merger Sub 2 will not,
(i) conflict with or violate the Certificate of Incorporation, or Articles of Incorporation, as applicable, or Bylaws of Parent, Merger Sub 1 or Merger Sub 2 or the equivalent organizational documents of any of their subsidiaries, (ii) subject to compliance with the requirements set forth in Section 4.3(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent, Merger Sub 1 or Merger Sub 2 or any of their subsidiaries or by which any of them or their respective properties is bound or affected, or
(iii) result in any
material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of; or result in the creation of a material Encumbrance on any of the material properties or assets of Parent, Merger Sub 1 or Merger Sub 2 or any of their subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Merger Sub 1 or Merger Sub 2 or any of their subsidiaries is a party or by which Parent, Merger Sub 1 or Merger Sub 2 or any of their subsidiaries or any of their respective properties are bound or affected. Part 4.3 of the Parent Schedules list all consents, waivers and approvals under any of Parent's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to Parent as a result of the Mergers.

                  (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent, Merger Sub 1 or Merger Sub 2 in connection with the execution and delivery of this Agreement, the Stock Option Agreement and the Voting Agreements or the consummation of the Mergers, except for (i) the filing of the Articles of Merger with the Department of Consumer and Industry Services of the State of Michigan, (ii) the filing of the Registration Statement and a
Schedule 13D with regard to the Stock Option Agreement and the Voting Agreements in accordance with the Securities Act and the Exchange Act, and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or Company or have a material adverse effect on the ability of the parties hereto to consummate the Mergers.

         4.4      SEC Filings; Parent Financial Statements.

                  (a) Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since January 1, 1997, and has made available to Company and Title such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "PARENT SEC REPORTS." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Parent SEC Report. All documents required to be filed as exhibits to the Parent SEC Reports have been so filed. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to the Securities Act or the Exchange Act.

                  (b) Each of the consolidated financial statements
(including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "FILED PARENT FINANCIALS"), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and
(iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. By letter dated as of the date of this Agreement, Parent has delivered to Company the consolidated financial statements of Parent for its fiscal year ended July 31, 1999 (consisting of a consolidated balance sheet of Parent at July 31, 1999 (the "PARENT BALANCE SHEET"), and a consolidated Statement of Operations, a consolidated Statement of Stockholders' Equity and a consolidated Statement of Cash Flows of Parent for the year ended July 31, 1999) (collectively, the "UNAUDITED PARENT FISCAL 1999 FINANCIAL STATEMENTS"). The Unaudited Parent Fiscal 1999 Financial Statements (a) are currently unaudited, and (b) were prepared in accordance with GAAP applied on a consistent basis throughout the period involved (except as may be indicated in the notes thereto or as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange
Act) and (c) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except for normal and recurring year-end adjustments. The Unaudited Parent Fiscal 1999 Financial Statements do not yet comply as to form with published rules and regulations of the SEC since they are unaudited. Except as disclosed in the Filed Parent Financials or the Unaudited Parent Fiscal 1999 Financial Statements, since the date of the Parent Balance Sheet neither Parent nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices and liabilities incurred in connection with this Agreement.

                  (c) Parent has heretofore furnished to Company and Title a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

         4.5 Absence of Changes. Since the date of the Parent Balance Sheet there has not been: (i) any Material Adverse Change with respect to Parent, (ii) any declaration, setting aside



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
or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements,
(iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or applicable law, or (v) any revaluation by Parent of any of its assets, including, without limitation, writing off notes or accounts receivable other than in the ordinary course of business.

         4.6 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Parent or have a material adverse effect on the ability of the parties hereto to consummate the Mergers.

         4.7 Disclosure. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company's shareholders and to Title's shareholders, at the time of the Company Shareholders' Meeting, or the Title Shareholder's Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become materially false or misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors is discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

         4.8 Pooling of Interests. To the knowledge of Parent, based on consultation with its independent accountants, neither Parent nor any of its directors, officers, affiliates or stockholders has taken or agreed to take any action which would preclude Parent's ability to account for the Mergers as a pooling of interests.



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

         4.9 Affiliates. Part 4.9 of the Parent Schedules is a complete list of those persons who may be deemed to be, in Parent's reasonable judgment, affiliates of Parent within the meaning of Rule 145 promulgated under the Securities Act (each a "PARENT AFFILIATE").

                                    ARTICLE V
                       CONDUCT PRIOR TO THE EFFECTIVE TIME

         5.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of Company, Title and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing or as otherwise specifically required or permitted by this Agreement or as set forth in Part 5.1 of the Company Schedules or Title Schedules, carry on their business in all material respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact their present business organization, (ii) keep available the services of their present officers and employees and (iii) preserve their relationships with customers, suppliers, licensors, licensees, and others with which they have business dealings. In addition, Company and Title will promptly notify Parent of any material event involving its business or operations.

         In addition, except as permitted by the terms of this Agreement or as otherwise specifically required or permitted by this Agreement, and except as provided in Part 5.1 of the Company Schedules or in Part 5.1 of the Title Schedules, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and Title shall not do any of the following and shall not permit their subsidiaries to do any of the following:

                  (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or repurchase of restricted stock (including Company Stock Subject to Forfeiture and Title Stock Subject to Forfeiture), or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

                  (b) Grant any severance or termination pay to any officer or employee or adopt any new severance plan, except pursuant to written agreements in effect, or written plans or policies existing, except as otherwise disclosed in writing to Parent before the dated of this Agreement and expressly approved by Parent in writing in advance, or permitted by Section 5.1(k), and except for making any severance or termination payments that do not exceed $10,000 individually or $200,000 in the aggregate between both Company and Title;

                  (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to any material Company Intellectual Property or Title



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

Intellectual Property, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

                  (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (except for distributions by Title to its shareholders of amounts equal to their tax obligations with respect to the earnings of Title for the tax year beginning on January 1, 1999 (and to the extent that the Title Merger is not consummated prior to January 1, 2000, for the tax year beginning on January 1, 2000) in accordance with the terms of the Title Source, Inc. Shareholders Agreement dated as of November 28, 1997 as to which distributions have not already been made to them in an amount not to exceed Five Hundred Thousand Dollars ($500,000) (the "PERMITTED TITLE DISTRIBUTION")) or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

                  (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries or of Title or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

                  (f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into, or exercisable or exchangeable for, shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible, exercisable or exchangeable securities, other than (i) grants of Company Options to newly hired employees and current employees, consistent with Company's past practices regarding such grants, not to exceed Company Options in respect of 100,000 shares of Company Common Stock in the aggregate, and (ii) the issuance delivery and/or sale of shares of Company Common Stock pursuant to the exercise of Company Options outstanding as of the date of this Agreement and Company Options granted pursuant to the preceding clause (i);

                  (g) Cause, permit or propose any amendments to its Articles of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

                  (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company, Title and their subsidiaries, taken as a whole, except in the ordinary course of business or enter into any material joint ventures, strategic partnerships or alliances;

                  (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are, material, individually or in the aggregate, to the business of Company, Title and their subsidiaries, taken as a whole except in the ordinary course of business;



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

                  (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or Title, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing except in the ordinary course of business or pursuant to existing written loan agreements that constitute either a Company Contract or a Title Contract;

                  (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan; enter into, amend, terminate or waive any rights under any employment agreement or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"); pay any special bonus or special remuneration to any director or employee; increase the salaries or wage rates or fringe benefits (other than in the ordinary course of business, consistent with past practice or as required by applicable law) of, or make any change with respect to the rights to severance, indemnification, or acceleration of options for, its directors, officers, employees or consultants; change in any material respect any management policies or procedures; except pursuant to written plans, policies or agreements existing as of the date of this Agreement, or except as otherwise disclosed to Parent before the date of this Agreement and expressly approved by Parent in writing in advance, and except for any bonuses (other than those constituting severance or termination pay) to non-executive officer employees that do not exceed $600,000 in the aggregate between both Company and Title; and except for salary increases that, in the aggregate between both Company and Title, do not exceed $100,000 calculated on an annualized basis;

                  (l) Except as set forth in Part 5.1(l) of the Company Disclosure Schedules, make any payments outside of the ordinary course of business, or any material capital expenditures, capital additions or capital improvements outside of the ordinary course of business in excess of $100,000 individually or $500,000 in the aggregate between both Company and Title (including for purposes of calculating such aggregate amount, any payments, discharges or satisfactions outside of the ordinary course of business permitted under Section 5.1(q) below);

                  (m) Modify, amend or terminate any material Company
Contract or Title Contract or other material contract or agreement to which Company or any subsidiary thereof or Title or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder, outside the ordinary course of business;

                  (n) Enter into (i) any licensing, distribution, marketing, reseller, merchant services, advertising, sponsorship or other similar agreement other than in the ordinary course of business, consistent with, as applicable, Company's or Title's past practice, or (ii) any contracts, agreements, or obligations granting any exclusive distribution or other exclusive rights;



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

                  (o) Except as required by GAAP, materially revalue any of its assets or make any change in accounting methods, principles or practices;

                  (p) Take any action that would be reasonably likely to prevent Parent from accounting for each of the Mergers as a pooling of interests, whether or not otherwise permitted by the provisions of this Article V;

                  (q) Pay, discharge or satisfy any material claim, liability or obligation arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities (i) reflected or reserved against in Company Financials as to Company and in the Title Financials as to Title or (ii) not in excess of $25,000 individually or $200,000 in the aggregate between both Company and Title (including for purposes of calculating such aggregate amount, any payments of amounts outside of the ordinary course of business permitted under Section 5.1(l) below);

                  (r) Enter into any Rights Agreement, or take or fail to take any action which would, or could reasonably be expected to, cause the Company's representations set forth in Section 2.23 to be or become untrue in any respect; or

                  (s) Agree in writing or otherwise to take any of the actions described in Section 5.1 (a) through (r) above.

                  5.2 Waiver Proposals. At any time after the date of this Agreement and prior to the Effective Time, either of Company or Title may deliver to Parent a written notice proposing a specific waiver of any of the covenants contained in the following subsections of Section 5.1: (b), (c), (h),
(i), (j), (k), (l), (m), (n), (o), (q) or (s) (but as to (s) solely with respect to subsections subsections (b), (c), (h), (i), (j), (k), (l), (m), (n), (o) or
(q)), and setting forth the reasons for such proposal (a "WAIVER PROPOSAL"). Each Waiver Proposal shall be delivered by facsimile transmission and email to each of Zan Hamilton (zan_hamilton@intuit.com), Mark Goines (mark_goines@intuit.com) and Fran Smallson (fran_smallson@intuit.com) of Parent (and to such other persons as Parent shall designate in writing from time to time) and shall state prominently "PURSUANT TO SECTION 5.2 OF THE AGREEMENT AND PLAN OF MERGER, FAILURE TO RESPOND TO THIS NOTICE WITHIN SEVEN CALENDAR DAYS SHALL BE DEEMED CONSENT TO THE WAIVER PROPOSED HEREIN." In the event that Parent does not respond to a Waiver Proposal within seven calendar days of its delivery in accordance with this paragraph, the Waiver Proposal shall be deemed agreed to by Parent for purposes of this Section 5.1. In the event that Parent responds to a Waiver Proposal within such seven calendar period and Parent does not, in such response, expressly consent to the Waiver Proposal, then the Waiver Proposal shall not be deemed agreed to and the parties shall use reasonable commercial efforts to thereafter discuss the contents of the Waiver Proposal. Nothing in this Section 5.2 shall be deemed to require Parent to consent to any Waiver Proposal.



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                                   ARTICLE VI
                              ADDITIONAL AGREEMENTS

                  6.1 Proxy Statement/Prospectus; Registration Statement; Antitrust and Other Filings. As promptly as practicable after the execution of this Agreement, Company, Title and Parent will prepare and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company, Title and Parent will promptly respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and each of Company and Title will cause the Proxy Statement/Prospectus to be mailed to its respective shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, (i) each of Company, Daniel Gilbert, if required to do so in order to receive shares of Parent Common Stock in compliance with the requirements of the HSR Act and the regulations thereunder upon the consummation of either of the Mergers, and Parent will prepare and file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties (the "ANTITRUST FILINGS") and (ii) each of Company, Title and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, state or foreign laws relating to the Mergers and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Company, Title and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 6.1. Each of Company, Title and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Antitrust Filings or Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Mergers or any Antitrust Filing or Other Filing. Each of Company, Title and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Antitrust Filing or Other Filing, Company, Title or Parent, as the case may be, will promptly inform the others of such occurrence and cooperate in any required filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of Company and Title, such amendment or supplement. Neither Parent nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding



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
separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its affiliates, Company or Title or the holding separate of the shares of Company Common Stock or Title Common Stock or imposing or seeking to impose any limitation on the ability of Parent or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock.

         6.2 Meeting of Company Shareholders and Meeting of Title Shareholders .

                  (a) (i) As promptly as practicable after the date hereof, Company will take all action necessary in accordance with the Michigan Law and its Articles of Incorporation and Bylaws to call, notice, convene and hold the Company Shareholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval of this Agreement and the Company Merger. Subject to
Section 6.2(c), Company will solicit from its shareholders proxies with respect to the approval of this Agreement and the Company Merger and will take all other action necessary or advisable to collect proxies and convene and conduct a meeting of Company's shareholders at which a quorum is present to consider and act upon this Agreement and the transactions contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Shareholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Company's shareholders in advance of a vote on the Company Merger and this Agreement or, if as of the time that Company Shareholders' Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders' Meeting. Company shall ensure that the Company Shareholders' Meeting is called, noticed, convened, held and conducted prior to and separate from any meeting of Company's shareholders at which any Acquisition Proposal or Acquisition Transaction is considered or voted upon, and that all proxies solicited by Company in connection with the Company Shareholders' Meeting are solicited in compliance with Michigan Law, its Articles of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene, hold and conduct the Company Shareholders' Meeting in accordance with this Section 6.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal (as defined in Section 6.4) (including a Superior Offer (as defined in Section 6.2(c)), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company to Company's shareholders to approve this Agreement and the Company Merger.

                           (ii) As promptly as practicable after the date
hereof, Title will take all action necessary in accordance with the Michigan Law and its Articles of Incorporation and Bylaws to call, notice, convene and hold the Title Shareholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days



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
after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval of this Agreement and the Title Merger. Subject to Section 6.2(c), Title will solicit from its shareholders proxies with respect to the approval of this Agreement and the Title Merger and will take all other action necessary or advisable to collect proxies and convene and conduct a meeting of Title's shareholders at which a quorum is present to consider and act upon this Agreement and the transactions contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, Title may adjourn or postpone the Title Shareholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Title's shareholders in advance of a vote on the Title Merger and this Agreement or, if as of the time that Title Shareholders' Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Title Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Title Shareholders' Meeting. Title shall ensure that the Title Shareholders' Meeting is called, noticed, convened, held and conducted prior to and separate from any meeting of Title's shareholders at which any Acquisition Proposal or Acquisition Transaction is considered or voted upon, and that all proxies solicited by Title in connection with the Title Shareholders' Meeting are solicited in compliance with Michigan Law, its Articles of Incorporation and Bylaws, and all other applicable legal requirements. Title's obligation to call, give notice of, convene, hold and conduct the Title Shareholders' Meeting in accordance with this Section 6.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Title of any Acquisition Proposal (as defined in Section 6.4) (including a Superior Offer (as defined in
Section 6.2(c)), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Title to Title's shareholders to approve this Agreement and the Title Merger.

                  (b) (i) Subject to Section 6.2(c): (i) the Board of
Directors of Company shall recommend that Company's shareholders vote in favor of and approve this Agreement and the Company Merger at the Company Shareholders' Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of the Company has recommended that Company's shareholders vote in favor of and approve this Agreement and the Company Merger at the Company Shareholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company's shareholders vote in favor of and approve this Agreement and the Company Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall not be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous, provided that, it is still approved by a majority of the Company's directors then in office.

                           (ii) Subject to Section 6.2(c): (i) the Board of
Directors of Title shall recommend that Title's shareholders vote in favor of and approve this Agreement and the Title Merger at the Title Shareholders' Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Title has recommended that Title's shareholders vote in favor of and approve this Agreement and the Title Merger at the Title



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

Shareholders' Meeting; and (iii) neither the Board of Directors of Title nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Title that Title's shareholders vote in favor of and approve this Agreement and the Title Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall not be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous, provided that, it is still approved by a majority of the Title's directors then in office.

                  (c) (i) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding and withdrawing its recommendation in favor of this Agreement and the Company Merger and substituting therefor a statement to the shareholders of Company that, because of special circumstances, the Board of Directors has determined that it can make no recommendation with respect to this Agreement or the Company Merger (together with a description of the basis for that determination) either at the same time that the Proxy Statement/Prospectus is mailed by Company to Company's shareholders or thereafter if prior to any such time each of the following shall have occurred
(a) a Superior Offer is made to Company and is not withdrawn, (b) Company shall have provided written notice to Parent (a "NOTICE OF SUPERIOR OFFER") advising Parent that Company has received a Superior Offer, specifying all of the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer, (c) Parent shall not have, within five business days of Parent's receipt of the Notice of Superior Offer, made an offer that Company's Board by a majority vote determines in its good faith judgment (after consulting with its financial adviser) to be at least as favorable to Company's shareholders as such Superior Offer (it being agreed that the Board of Directors of Company shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof), (d) the Board of Directors of Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding and withdrawal of such recommendation and the substitution therefor of a statement by the Board of Directors to the shareholders of Company that it can make no recommendation with respect to this Agreement or the Company Merger (together with a description of the basis for that determination) is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's shareholders under applicable law and (e) Company shall not have violated any of the restrictions set forth in Section 6.4 or this Section 6.2. Company shall provide Parent with at least three business days prior notice (or such lesser prior notice as provided to the members of Company's Board of Directors) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider any Acquisition Proposal (as defined in Section 6.4) to determine whether such Acquisition Proposal is a Superior Offer. Nothing contained in this Section 6.2 shall limit Company's obligation to hold and convene the Company Shareholders' Meeting (regardless of whether the recommendation of the Board of Directors of Company in favor of this Agreement and the Company Merger shall have been withdrawn or withheld) and should such recommendation be withdrawn or withheld the Board of Directors of Company shall substitute therefor a statement to the shareholders of Company that, because of special circumstances, the Board of Directors has determined that it can make no recommendation with respect to this Agreement or the Company Merger (together with a description of the basis for that determination). For purposes of this



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

Agreement "SUPERIOR OFFER" shall mean an unsolicited, bona fide written proposal made by a third party to consummate any of the following transactions: (i) a merger, consolidation or statutory share exchange involving Company pursuant to which the shareholders of Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction, (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a merger involving Company), directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock of Company, or (iii) a sale of all or substantially all of Company's assets on terms that the Board of Directors of Company determines by majority vote, in its good faith judgment (after consulting with its financial adviser) to be more favorable to Company's shareholders than the terms of the Company Merger.

                  (ii) Nothing in this Agreement shall prevent the Board of Directors of Title from withholding and withdrawing its recommendation in favor of this Agreement and the Title Merger and substituting therefor a statement to the shareholders of Title that, because of special circumstances, the Board of Directors has determined that it can make no recommendation with respect to this Agreement or the Title Merger (together with a description of the basis for that determination) either at the same time that the Proxy Statement/Prospectus is mailed by Title to Title's shareholders or thereafter if prior to any such time each of the following shall have occurred (a) a Title Superior Offer is made to Title and is not withdrawn, (b) Title shall have provided written notice to Parent (a "NOTICE OF TITLE SUPERIOR OFFER") advising Parent that Title has received a Title Superior Offer, specifying all of the material terms and conditions of such Title Superior Offer and identifying the person or entity making such Title Superior Offer, (c) Parent shall not have, within five business days of Parent's receipt of the Notice of Title Superior Offer, made an offer that the Title Board by a majority vote determines in its good faith judgment (after consulting with its financial adviser) to be at least as favorable to Title's shareholders as such Title Superior Offer (it being agreed that the Board of Directors of Title shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof), (d) the Board of Directors of Title concludes in good faith, after consultation with its outside counsel, that, in light of such Title Superior Offer, the withholding and withdrawal of such recommendation and the substitution therefor of a statement by the Board of Directors to the shareholders of Title that it can make no recommendation with respect to this Agreement or the Title Merger (together with a description of the basis for that determination) is required in order for the Board of Directors of Title to comply with its fiduciary obligations to Title's shareholders under applicable law and (e) Title shall not have violated any of the restrictions set forth in Section 6.4 or this Section 6.2. Title shall provide Parent with at least three business days prior notice (or such lesser prior notice as provided to the members of Title's Board of Directors) of any meeting of Title's Board of Directors at which Title's Board of Directors is reasonably expected to consider any Acquisition Proposal (as defined in Section 6.4) to determine whether such Acquisition Proposal is a Title Superior Offer. Nothing contained in this Section 6.2 shall limit Title's obligation to hold and convene the Title Shareholders' Meeting (regardless of whether the recommendation of the Board of Directors of Title in favor of this Agreement and the Title Merger shall have been withdrawn or withheld) and should such recommendation be withdrawn or withheld the Board of Directors of Title shall substitute therefor a statement to the



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

shareholders of Title that, because of special circumstances, the Board of Directors has determined that it can make no recommendation with respect to this Agreement or the Title Merger (together with a description of the basis for that determination). For purposes of this Agreement "TITLE SUPERIOR OFFER" shall mean an unsolicited, bona fide written proposal made by a third party to consummate any of the following transactions: (i) a merger, consolidation or statutory share exchange involving Title pursuant to which the shareholders of Title immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction, (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a merger involving Title), directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock of Title, or (iii) a sale of all or substantially all of Title's assets on terms that the Board of Directors of Title determines by majority vote, in its good faith judgment (after consulting with its financial adviser) to be more favorable to Title's shareholders than the terms of the Title Merger.

                  (d) Nothing contained in this Agreement shall prohibit Company or its Board of Directors from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

         6.3      Confidentiality; Access to Information.

                  (a) The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of July 12, 1999 and that Parent and Title have previously executed a Confidentiality Agreement, dated as of [ ___], 1999 (collectively, the "CONFIDENTIALITY AGREEMENTS"), which Confidentiality Agreements will continue in full force and effect in accordance with their terms.

                  (b) Access to Information. Company and Title will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company and Title, respectively, during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company and Title, respectively, as Parent may reasonably request, subject to the recipients of such information, to the extent it is non-public and material, agreeing to be bound by Company's applicable insider trading restrictions. No information or knowledge obtained by Parent in any investigation pursuant to this Section 6.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate either of the Mergers. Parent will afford Company and Title and their accountants, counsel and other representatives reasonable access to executive management personnel of Parent during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Parent, as Company or Title may reasonably request, subject to the recipients of such information, to the extent it is non-public and material, agreeing to be bound by Parent's applicable insider trading restrictions. No information or knowledge obtained by Company or

Title in any investigation pursuant to this Section 6.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate either of the Mergers.

         6.4      No Solicitation.

                  (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VIII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined),
(ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence and content of the provisions of this Section 6.4, (iv) approve, endorse or (except as permitted by Section 6.2(c)) recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement, agreement in principle or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the approval of this Agreement and the Company Merger at the Company Shareholders' Meeting, this Section 6.4(a) shall not prohibit Company from furnishing access and nonpublic information regarding Company, Title and their subsidiaries to any person or entity making an unsolicited request therefor that the Board of Directors of Company determines by majority vote in its good faith judgment is reasonably likely to make a Superior Offer, or entering into discussions and negotiations with, any person or group who has submitted (and not withdrawn) to Company an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of Company determines by a majority vote in its good faith judgment (after consulting with its financial adviser) may constitute a Superior Offer if (1) neither Company nor any representative of Company or its subsidiaries shall have violated any of the restrictions set forth in this Section 6.4 with respect to such Acquisition Proposal, (2) the Board of Directors of Company by a majority vote determines in its good faith judgment, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's shareholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, Company gives Parent prompt written notice of the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal and of Company's intention to furnish nonpublic information to, or enter into discussions with, such person or group, and Company receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to Company's confidential information as the Confidentiality Agreements, (4) Company gives Parent at least three business days advance notice of its intent to furnish such nonpublic information or enter into such discussions, and (5) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such



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nonpublic information has not been previously furnished by the Company to
Parent). Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries shall be deemed to be a breach of this Section 6.4 by Company.

         For purposes of this Agreement, "ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent, Merger Sub 1, Merger Sub 2 or any of their affiliates) relating to any Acquisition Transaction. For the purposes of this Agreement, "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total outstanding voting securities of the Company, or any of its subsidiaries or any merger, consolidation, statutory share exchange, business combination or similar transaction involving the Company; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 20% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

                  (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 6.4, Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information or any other inquiry which Company reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request, inquiry or Acquisition Proposal, and the identity of the person or group making any such request, inquiry or Acquisition Proposal. Company will keep Parent informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such request, inquiry or Acquisition Proposal.

         6.5 Public Disclosure. Parent, Company and Title will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to either of the Mergers, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the rules of The Nasdaq Stock Market. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.



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

         6.6      Reasonable Efforts; Notification.

                  (a) Upon the terms and subject to the conditions set forth in this Agreement, including without limitation those set forth in Section 6.2(c), each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective in an expeditious manner, the Mergers and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties,
(iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its affiliates, Company or Title or the holding separate of the shares of Company Common Stock or Title Common Stock or imposing or seeking to impose any limitation on the ability of Parent or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock or Title Common Stock.

                  (b) Each of Company, Title and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with either of the Mergers, (ii) any notice or other communication from any Governmental Entity in connection with either of the Mergers, (iii) any litigation relating to, involving or otherwise affecting Company, Title, Parent or their respective subsidiaries that relates to the consummation of either of the Mergers. Each of Company and Title shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Company or Title to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 7.3 would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt notice to Company and Title of any representation or warranty made by it or Merger Sub 1 or Merger Sub 2



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

contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Parent or Merger Sub 1 or Merger Sub 2 to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 7.2 would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

         6.7 Third Party Consents. As soon as practicable following the date hereof, Parent, Company and Title will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

         6.8 Stock Options. At the Effective Time, each outstanding Company Option, whether or not then exercisable, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Option Plan and in the applicable stock option agreement immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Company Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Company Exchange Ratio, rounded up to the nearest whole cent. Continuous employment with Company or its subsidiaries shall be credited to the optionee for purposes of determining the vesting of all assumed Company Options after the Effective Time.

         6.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options as soon as is reasonably practicable after the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

         6.10     Indemnification.

                  (a) From and after the Effective Time, Parent will cause Company and Title as surviving corporations of the Company Merger and Title Merger, respectively, to fulfill and honor in all respects the obligations of Company and Title, respectively pursuant to any indemnification agreements between Company and Title, respectively, and their directors and officers as of the Effective Time (the "INDEMNIFIED PARTIES") and any indemnification provisions



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

under Company's or Title's Articles of Incorporation or Bylaws as in effect on the date hereof. The Articles of Incorporation and Bylaws of Company and of Title, as the surviving corporations of the Mergers will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of Company and Title, respectively as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, or Title, respectively, unless such modification is required by law. This Section 6.10 shall survive the consummation of the Company Merger and the Title Merger, is intended to benefit Company, Title, Company and Title as the surviving corporations of the Mergers, respectively, and each Indemnified Party, shall be binding on all successors and assigns of Company and Title as the surviving corporations of the Mergers, respectively, and Parent, and shall be enforceable by the Indemnified Parties.

                  (b) In the event the Company or Title, as the surviving corporations of the Mergers, or Parent or any of their successors or assigns,
(i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Company, Title or Parent, as the case may be, shall assume the obligations set forth in this Section 6.10.

                  (c) From and after the Effective Time until six years after the Effective Time, Parent will cause Company to maintain in full force and effect directors' and officers' liability insurance ("D&O INSURANCE") in at least the same amounts and providing at least the same coverage as the Company's directors' and officers' insurance in effect as of the date of this Agreement (as such insurance has been disclosed to Parent and its attorneys in writing prior to the date of the Agreement) and from established and reputable insurers. Notwithstanding the foregoing, Parent and Company and Title, as the surviving companies, shall have no obligation to obtain or maintain D&O Insurance if Parent determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is limited by exclusions so as to provide insufficient benefit.

                  (d) Between the date of this Agreement and the Closing Date, the Company and Title may enter into indemnification agreements with any of their directors and officers in the form provided to Parent and its counsel before the date of this Agreement.

         6.11 Nasdaq Listing. Parent agrees to authorize for listing on The Nasdaq Stock Market the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Company Merger, the Title Merger, the Company Options and the Title Option, upon official notice of issuance



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

         6.12 Affiliates; Restrictive Legend. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock (i) received pursuant to the Company Merger by any shareholder of Company who is a Company Affiliate and (ii) received pursuant to the Title Merger by any shareholder of Title who is a Title Affiliate and in each such case under clauses (i) or (ii) there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance:

         THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE TRANSFERRED (A) IN CONFORMITY WITH RULE 145(d) UNDER SUCH ACT, OR (B) IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

         6.13 Letter of Company's and Title's Accountants. Company and Title shall use all reasonable efforts to cause to be delivered to Parent a letter of KPMG LLP, dated no more than two business days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

         6.14 Takeover Statutes. If any "control share acquisition," "fair price," "moratorium" or other similar anti-takeover statute or regulation is or may become applicable to the Company Merger, the Title Merger or the other transactions contemplated by this Agreement, each of Parent, Company and Title and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

         6.15 Certain Employee Benefits. As soon as practicable after the execution of this Agreement, Company, Title and Parent shall confer and work together in good faith to agree upon mutually acceptable employee benefit and compensation arrangements (and terminate Company Employee Plans and Title Employee Plans immediately prior to the Effective Time if requested in writing by Parent) so as to provide benefits to Company employees and Title employees generally equivalent in the aggregate to those provided to similarly situated employees of Parent. In addition, each of Company and Title agrees that it and its subsidiaries shall terminate any and all severance, separation, retention and salary continuation plans, programs or arrangements (other than contractual agreements disclosed in Part 6.15 of the Company Schedules) prior to the Effective Time.

         6.16 Form 5500s. Prior to the Effective Time, Company shall file all late Form 5500s for each Company Employee Plan with the Department of Labor under the Delinquent Filer Voluntary Compliance Program sponsored by the Department of Labor and shall file a



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

"reasonable cause" letter with the Internal Revenue Service with respect to each such Form 5500 filing.

         6.17 Affiliate Agreements. Each of Company and Title will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate and each Title Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit C (the "COMPANY/TITLE AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Parent will use its commercially reasonable efforts to deliver or cause to be delivered, as promptly as practicable following the date hereof, from each Parent Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit D (the "PARENT AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate and by a Title Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company/Title Affiliate Agreement.

         6.18 Pooling Accounting. Each of Parent, Company and Title shall use their commercially reasonable efforts to cause each of the Mergers to be accounted for as a pooling of interests. Parent will use its commercially reasonable efforts to have each person who is a Parent Affiliate not to take any action that would prevent Parent from accounting for the Mergers as a pooling of interests. Each of Company and Title will use its commercially reasonable efforts to have each person who is a Company Affiliate or a Title Affiliate not to take any action that would prevent Parent from accounting for the Mergers as a pooling of interests.

         6.19 Employee Matters. Prior to the Effective Time Company and Title shall provide Parent with a listing that enumerates each individual that holds a license or permit for the Company or Title, the license or permit and the jurisdiction which issued such license or permit. To the extent that Company or Title is a federal contractor which would require such entity to file certain governmental reports, such as the EEO-1, or maintain an Affirmative Action Plan, and any such required reports or Affirmative Action Plan have not been filed or maintained, Company and Title shall take such steps as are necessary to timely make such filings and establish an Affirmative Action Plan prior to the Effective Time.

                                   ARTICLE VII
                            CONDITIONS TO THE MERGER

         7.1 Conditions to Obligations of Each Party to Effect the Mergers. The respective obligations of each party to this Agreement to consummate and effect each of the Mergers shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, exclusively by Company (as to the obligations of Company to consummate and effect the Company Merger), by Title (as to the obligations of Title to consummate and effect the Title Merger), and by Parent (as to the obligations of Parent,



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
Merger Sub 1 and Merger Sub 2 to consummate and effect both Mergers) (it being agreed by the parties hereto that Parent shall not have any obligation to consummate either the Company Merger or the Title Merger unless the conditions of both Mergers set forth in this Section 7.1 have been satisfied or waived in accordance with the terms and conditions of this Agreement):

                  (a) Company and Title Shareholder Approval. (i) This Agreement and the Company Merger shall have been approved by the requisite vote of the shareholders of Company under applicable law and the governance documents of Company; and (ii) this Agreement and the Title Merger shall have been approved by the requisite vote of the shareholders of Title under applicable law and the governance documents of Title.

                  (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

                  (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Company Merger illegal or otherwise prohibiting consummation of the Mergers, or prohibiting Parent's ownership or operation of, or compelling Parent to dispose of or hold separate, all or a material portion of the business or assets of Title, Company and their subsidiaries, taken as a whole. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the consummation of the Mergers in connection with the transactions contemplated hereby shall have been obtained.

                  (d) Tax Opinions. Parent, Company and Title shall each have received written opinions from their respective tax counsel (Fenwick & West LLP and Honigman Miller Schwartz and Cohn, respectively), in form and substance reasonably satisfactory to them, to the effect that each of the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent, Company or Title does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions. The parties agree not to take any position different from or inconsistent with the treatment of each of the Mergers as a reorganization within the meaning of Section 368(a) of the Code.

                  (e) Nasdaq Listing. The shares of Parent Common Stock to be issued in each of the Mergers and pursuant to the Company Options shall have been approved for listing on the Nasdaq Stock Market.



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

         7.2 Additional Conditions to Obligations of Company and Title. The obligation of Company and Title to consummate and effect the Mergers shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company (as to the obligations of Company to consummate and effect the Company Merger) and by Title (as to the obligations of Title to consummate and effect the Title Merger):

                  (a) Representations and Warranties. Each representation and warranty of Parent, Merger Sub 1 and Merger Sub 2 contained in this Agreement (as qualified by the Parent Schedules) (i) that are qualified as to materiality shall be true and correct and (ii) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Closing Date with the same force and effect as if they had been made at the Closing Date (except for any such representations or warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties (x) that are qualified as to materiality shall be true and correct and (y) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of such specified date or dates (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Schedules made or purported to have been made after the execution of this Agreement shall be disregarded)); provided, however, that the foregoing condition in this subsection (a) shall not apply to any failures of any representations or warranties unless, in the aggregate, such failures reflect or constitute (1) a Material Adverse Change to Parent, Merger Sub 1, Merger Sub 2 and their subsidiaries, taken as a group (except that, for purposes of determining whether any failures of any representations and warranties, in the aggregate, reflect or constitute a Material Adverse Change, all materiality qualifiers in such representations and warranties shall be disregarded), (2) facts that render either of the Company Merger or the Title Merger invalid, or
(3) facts that materially limit Company's or Title's ability to consummate the Company Merger or the Title Merger, as applicable, on the material terms set forth in this Agreement, and each of Company and Title will have received a certificate to such effect executed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an authorized officer of each such corporation.

                  (b) Agreements and Covenants. Parent, Merger Sub 1 and Merger Sub 2 shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date; provided, however, that the foregoing condition in this subsection (b) shall not apply to any failures to perform or comply with the agreements and covenants set forth in Sections 6.5, 6.6, and 6.15 unless, in the aggregate, such failures (1) result in a Material Adverse Change to Parent, Merger Sub 1, Merger Sub 2 and their subsidiaries, taken as a group (except that, for purposes of determining whether any failures, in the aggregate, result in a Material Adverse Change, all materiality qualifiers in such obligations to perform or comply shall be disregarded), (2) render either of the Company Merger or the Title Merger invalid, or (3) materially limit Company's or Title's ability to consummate the Company Merger or the Title Merger, as applicable, on the material terms set forth in this Agreement, and Company and Title shall have received a certificate to such effect on behalf of Parent, Merger Sub 1 and Merger Sub 2 executed by an authorized officer of each such corporation.

                  (c) Material Adverse Change. No Material Adverse Change with respect to Parent shall have occurred since the date of this Agreement and be continuing.

                  (d) Consents. Each of Parent, Merger Sub 1 and Merger Sub 2 shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby, the failure of which to obtain, individually or in the aggregate, would result in a Material Adverse Change to Parent, Merger Sub 1 and Merger Sub 2, taken as a whole.

                  (e) Opinions. Company and Title shall have received the opinion(s) of Parent's, Merger Sub 1's and Merger Sub 2's outside counsel, in form and substance reasonably satisfactory to Company and Title, regarding the matters set forth on Exhibit E.

         7.3 Additional Conditions to the Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate and effect the Mergers shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent (it being agreed by the parties hereto that Parent, Merger Sub 1 and Merger Sub 2 shall have no obligation to consummate either the Company Merger or the Title Merger unless the conditions of both Mergers set forth in this Section 7.3 have been satisfied or waived in accordance with the terms and conditions of this Agreement):

                  (a) Representations and Warranties. Each representation and warranty of Company contained in this Agreement (as qualified by the Company Schedules) and each representation and warranty of Title contained in this Agreement (as qualified by the Title Schedules) (i) that are qualified as to materiality shall be true and correct and (ii) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Closing Date with the same force and effect as if they had been made at the Closing Date (except for any such representations or warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties (x) that are qualified as to materiality shall be true and correct and (y) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of such specified date or dates (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Schedules or Title Schedules made or purported to have been made after the execution of this Agreement shall be disregarded)); provided, however, that the foregoing condition in this subsection (a) shall not apply to any failures of any representations or warranties unless, in the aggregate, such failures reflect or constitute (1) a Material Adverse Change to Company, Title and their subsidiaries, taken as a group (except that, for purposes of determining whether any failures of any representations and warranties, in the aggregate, reflect or constitute a Material Adverse Change, all materiality qualifiers in such representations and warranties shall be disregarded), (2) facts that render either



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

of the Company Merger or the Title Merger invalid, or (3) facts that materially limit Parent's, Merger Sub 1's or Merger Sub 2's ability to consummate the Company Merger or the Title Merger, as applicable, on the material terms set forth in this Agreement (including without limitation Parent's ability to account for each of the Mergers as a pooling of interests), and Parent will have received a certificate to such effect executed on behalf of Company and Title by an authorized officer of each corporation.

                  (b) Agreements and Covenants. Each of Company and Title shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date provided, however, that the foregoing condition in this subsection (b) shall not apply to any failures to perform or comply with the agreements and covenants set forth in the first paragraph of Section 5.1, or in Sections 5.1(c), 5.1(i), 5.1(m), 5.1(n), 5.1(o), 5.1(q) or 5.1(s) (to the
extent that 5.1(s) applies to Sections 5.1(c), 5.1(i), 5.1(m), 5.1(n), 5.1(o),
5.1(q)), 6.3, 6.5, 6.6, 6.7, 6.15 or 6.19 unless, in the aggregate, such failures (1) result in a Material Adverse Change to Company, Title and their subsidiaries, taken as a group (except that, for purposes of determining whether any failures, in the aggregate, result in a Material Adverse Change, all materiality qualifiers in such obligations to perform or comply shall be disregarded), (2) render either of the Company Merger or the Title Merger invalid, or (3) materially limit Parent's, Merger Sub 1's or Merger Sub 2's ability to consummate the Company Merger or the Title Merger, as applicable, on the material terms set forth in this Agreement (including without limitation Parent's ability to account for each of the Mergers as a pooling of interests), and Parent shall have received a certificate to such effect signed on behalf of Company and Title by an authorized officer of each such corporation .

                  (c) Material Adverse Change. No Material Adverse Change with respect to Company, Title and their subsidiaries, taken as a group, shall have occurred since the date of this Agreement and be continuing.

                  (d) Affiliate Agreements. Each of the Company Affiliates and each of the Title Affiliates shall have entered into the Company/Title Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

                  (e) Opinion of Accountants. Parent shall have received a letter from KPMG LLP dated within two business days prior to the Effective Time, regarding that firm's concurrence with Company's management's and Title's management's conclusions as to the appropriateness of pooling of interest accounting for Company and Title for each of the Mergers under Accounting Principles Board Opinion No. 16, if the Mergers are consummated in accordance with this Agreement; provided that this condition shall be deemed waived if KPMG LLP is unable to deliver such letter as a result of actions taken by Parent, Merger Sub 1, Merger Sub 2 or any of their subsidiaries after the date of this Agreement.

                  (f) Consents. Each of Company and Title shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions



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

contemplated hereby, the failure of which to obtain, individually or in the aggregate, would have a Material Adverse Change on Company, Title and their subsidiaries, taken as a group.

                  (g) Opinions. Parent shall have received the opinion(s) of Company's and Title's outside counsel, in form and substance reasonably satisfactory to Parent, regarding the matters set forth on Exhibit F.

                  (h) Noncompetition Agreement. The Noncompetition Agreement shall be in full force and effect.

                  (i) Antitrust Filings. Daniel Gilbert and each other shareholder of Company shall, if required to do so in order to receive shares of Parent Common Stock in compliance with the requirements of the HSR Act and the regulations thereunder upon the consummation of either of the Mergers, have made all Antitrust Filings contemplated by Section 6.1 on the same terms as applicable to Company and Parent thereunder.

                                  ARTICLE VIII
                        TERMINATION, AMENDMENT AND WAIVER

         8.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the requisite approval of Company's shareholders or Title's shareholders:

                  (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Company and Title;

                  (b) by either Company or Parent if the Company Merger shall not have been consummated by March 31, 2000 for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the Company Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

                  (c) by either Title or Parent if the Title Merger shall not have been consummated by March 31, 2000 for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the Title Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

                  (d) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Company Merger, which order, decree, ruling or other action is final and nonappealable;



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

                  (e) by either Title or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Title Merger, which order, decree, ruling or other action is final and nonappealable;

                  (f) by either Company or Parent if the required approval of Company's shareholders contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company's shareholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(f) shall not be available to (i) a party where the failure to obtain the Company shareholder approval shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of this Agreement and (ii) to Company where the failure to obtain the Company shareholder approval shall have been caused by a breach of any Voting Agreement by the "Shareholder" (as defined in any such Voting Agreement);

                  (g) by either Title or Parent if the required approval of Title's shareholders contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Title's shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to (i) a party where the failure to obtain the Title shareholder approval shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of this Agreement and (ii) to Title where the failure to obtain the Title shareholder approval shall have been caused by a breach of any Voting Agreement by the "Shareholder" (as defined in any such Voting Agreement);

                  (h) by Parent (at any time prior to the approval of this Agreement and each of the Mergers by the required votes of the shareholders of Company and Title, respectively) if a Triggering Event (as defined below) shall have occurred.

                  (i) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 set forth in this Agreement, or if any representation or warranty of Parent, Merger Sub 1 or Merger Sub 2 shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's, Merger Sub 1's or Merger Sub 2's representations and warranties or breach by Parent, Merger Sub 1 or Merger Sub 2 is curable by Parent, Merger Sub 1 or Merger Sub 2 through the exercise of its commercially reasonable efforts (and, for purposes of this Section 8.1(i) only, the parties agree that a covenant contained in
Section 6.1 or 6.2 that requires a party to act "promptly," "as promptly as practicable," or at the "earliest practicable time" is curable through the exercise of commercially reasonable efforts if it is performed within the cure period provided below except to the extent that such cure period would extend beyond a specific and express time limit imposed in either of such Sections for the action in question to be taken), then Company may not terminate this



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Agreement under this Section 8.1(i) for 30 days after delivery of written notice from Company to Parent of such breach or inaccuracy, provided Parent, Merger Sub 1 or Merger Sub 2 continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Company may not terminate this Agreement pursuant to this paragraph (i) if such breach or inaccuracy by Parent, Merger Sub 1 or Merger Sub 2 is cured during such 30-day period, or if Company shall have materially breached this Agreement); or

                  (j) by Title, upon a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 set forth in this Agreement, or if any representation or warranty of Parent, Merger Sub 1 or Merger Sub 2 shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's, Merger Sub 1's or Merger Sub 2's representations and warranties or breach by Parent, Merger Sub 1 or Merger Sub 2 is curable by Parent, Merger Sub 1 or Merger Sub 2 through the exercise of its commercially reasonable efforts (and, for purposes of this Section 8.1(j) only, the parties agree that a covenant contained in
Section 6.1 or 6.2 that requires a party to act "promptly," "as promptly as practicable," or at the "earliest practicable time" is curable through the exercise of commercially reasonable efforts if it is performed within the cure period provided below except to the extent that such cure period would extend beyond a specific and express time limit imposed in either of such Sections for the action in question to be taken), then Title may not terminate this Agreement under this Section 8.1(j) for 30 days after delivery of written notice from Title to Parent of such breach or inaccuracy, provided Parent, Merger Sub 1 or Merger Sub 2 continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Title may not terminate this Agreement pursuant to this paragraph (j) if such breach or inaccuracy by Parent, Merger Sub 1 or Merger Sub 2 is cured during such 30-day period, or if Title shall have materially breached this Agreement); or

                  (k) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company or Title set forth in this Agreement, or if any representation or warranty of Company or Title shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Company's or Title's representations and warranties or breach by Company or Title is curable by Company or Title through the exercise of its commercially reasonable efforts (and, for purposes of this Section 8.1(k) only, the parties agree that a covenant contained in Section 6.1 or 6.2 that requires a party to act "promptly," "as promptly as practicable," or at the "earliest practicable time" is curable through the exercise of commercially reasonable efforts if it is performed within the cure period provided below except to the extent that such cure period would extend beyond a specific and express time limit imposed in either of such Sections for the action in question to be taken), then Parent may not terminate this Agreement under this Section 8.1(k) for 30 days after delivery of written notice from Parent to Company and Title of such breach or inaccuracy, provided Company or Title, as applicable continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that



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

Parent may not terminate this Agreement pursuant to this paragraph (k) if such breach or inaccuracy by Company or Title, as applicable, is cured during such 30-day period, or if Parent shall have materially breached this Agreement).

                  For the purposes of this Agreement, a "TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of Company or Title or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the approval of this Agreement or the Company Merger or the Title Merger, as applicable; (ii) Company or Title shall have failed to include in the Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the approval of this Agreement and the Company Merger and the Title Merger, as applicable; (iii) the Board of Directors of Company fails to reaffirm its recommendation in favor of the adoption and approval of this Agreement and the Company Merger within 10 business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the Board of Directors of Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) Company shall have entered into any letter of intent of similar document or any agreement, agreement in principle, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Company shall have been commenced by a Person unaffiliated with Parent, and Company shall not have sent to its shareholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

         8.2 Notice of Termination Effect of Termination. Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 8.2, Section 8.3 and Article 9, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of such party's representations, warranties, covenants or agreements in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreements or the Stock Option Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

         8.3 Fees and Expenses.

                  (a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not either of the Mergers is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing, filing (with the SEC) and distribution of the Proxy Statement/Prospectus (including any preliminary materials



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related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

                  (b) Company Payments. In the event that this Agreement is terminated by Parent, Company or Title, as applicable, pursuant to (i) any of
Section 8.1(f), Section 8.1(g), or Section 8.1(h) or (ii) pursuant to Section 8.1(k) to the extent that such termination arises from a willful breach of a representation, warranty or covenant, Company shall promptly, but in no event later than two business days after the date of such termination, pay Parent a fee equal to Seven Million Four Hundred Thousand Dollars ($7,400,000) in immediately available funds (the "TERMINATION FEE") and, in the event that, within 12 months after any such termination, the Company consummates any Company Acquisition (as defined below) or enters into an agreement providing for a Company Acquisition, then within two business days after the consummation of such Company Acquisition, the Company shall pay Parent (in addition to the Termination Fee) an additional fee equal to the dollar amount of the Termination Fee in immediately available funds (the "ADDITIONAL FEE"). For the purposes of this Agreement, "COMPANY ACQUISITION" shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, statutory share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets other than in the ordinary course of business representing in excess of 50% of the aggregate fair market value of the Company's business immediately prior to such sale or (iii) any purchase from the Company or acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 50% interest in the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 50% or more of the total outstanding voting securities of the Company or any of its subsidiaries, or any merger, consolidation, statutory share exchange, business combination or similar transaction involving the Company (provided, however, that none of the foregoing transactions or series of related transactions described in this clause (iii) shall be deemed to occur solely by virtue of the exercise by any person who is a shareholder of the Company as of the date of this Agreement of any Company Options that are outstanding and held by such shareholder as of the date of this Agreement). Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) , and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company for the amounts set forth in this Section 8.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall be liquidated damages in lieu of any other liability



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
or obligation to pay damages as a result of such termination, except for damages arising from a willful breach of this Agreement.

                  In the event that this Agreement is terminated by Parent pursuant to Section 8.1(k) and to the extent that such termination arises from a non-willful breach of a representation, warranty or covenant, then Company shall promptly, but in no event later than two business days after receipt of a written notice from Parent setting forth the amount of fees and out-of-pocket expenses incurred by Parent in connection with the due diligence review relating to the transactions provided for in this Agreement, the negotiation, monitoring and implementation of this Agreement and the agreements contemplated thereby (including without limitation attorney's, accountant's, and banker's fees and costs as well as travel and lodging expenses of Parent's personnel) ("PARENT EXPENSES"), pay Parent a fee equal to the Parent Expenses in immediately available funds.

                  In the event that this Agreement is terminated by Company or Title pursuant to Section 8.1(i) or (j) and to the extent that such termination arises from a non-willful breach of a representation, warranty or covenant, then Parent shall promptly, but in no event later than two business days after receipt of a written notice from Company and Title setting forth the combined amount of fees and out-of-pocket expenses incurred by Company and Title and Title in connection with the due diligence review relating to the transactions provided for in this Agreement, the negotiation, monitoring and implementation of this Agreement and the agreements contemplated thereby (including without limitation attorney's, accountant's, and banker's fees and costs as well as travel and lodging expenses of Company's and Title's personnel) ("COMPANY/TITLE EXPENSES"), which notice shall pro rate the Company/Title Expenses between the two corporations, pay to each of Company and Title a fee equal to its pro rata share of the Company/Title Expenses.


         8.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Company and Title.

         8.5 Extension; Waiver.  At any time prior to the Effective Time:

                  (a) either of Company and Parent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such other party contained herein; and

                  (b) either of Title and Parent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such other party contained herein or in



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any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such other party contained herein.

Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                   ARTICLE IX
                               GENERAL PROVISIONS

         9.1 Non-Survival of Representations and Warranties. Except as provided in Section 1.7, with respect to the exchange of and payment for the Company Common Stock and the Title Common Stock in connection with the Mergers, in
Section 6.10, with respect to directors' and officers' indemnification, or in
Section 6.3(a), with respect to confidential information, regardless of any investigation at any time made by or on behalf of any party to this Agreement or of any information any party may have in respect thereof, notwithstanding any other term or condition of this Agreement, all representations, warranties, covenants and agreements contained in this Agreement or made pursuant to, or in connection with, this Agreement, the Voting Agreements, the Stock Option Agreement, the Mergers or the other transactions contemplated by this Agreement (including, without limitation, any certificates, instruments, or other documents delivered at the Closing by or on behalf of the parties or any of their directors, officers, employees, or agents, but not including any opinion of the attorneys or accountants for any party, any Company, Title or Parent Affiliate Agreement, or the Noncompetition Agreement) shall automatically terminate (without further action) at and upon the Effective Time and they shall have no effect after the Effective Time and no claim whatsoever may be brought after the Effective Time alleging a breach of any representation or warranty or any other failure to comply with the terms and provisions of this Agreement or any of such other documents, other than any opinion of the attorneys or accountants for any party, any Company, Title or Parent Affiliate Agreement or the Noncompetition Agreement; provided, however, that nothing in this Section
9.1 shall preclude any claim from being made for fraud in connection with, this Agreement, the Voting Agreements, the Stock Option Agreement, the Mergers or the other transactions contemplated by this Agreement (including, without limitation, any certificates, instruments, or other documents delivered at the Closing by or on behalf of the parties or any of their directors, officers, employees, or agents).

         9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (1) when delivered personally, (2) on the date delivery is made if sent by commercial delivery service, (3) five business days after being mailed if mailed by registered or certified mail (postage prepaid, return receipt requested, or (4) on the date sent if sent via facsimile, telegraph or telex (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):



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



                  (a)      if to Parent, Merger Sub 1 or Merger Sub 2, to:

                           If sent by registered or certified mail, to:

                           Intuit Inc.
                           Attn:  General Counsel
                           Legal Dept.
                           P.O. Box 7850
                           Mountain View, CA 94039-7850
                           Fax No.  (650) 944-6622

                           If personally delivered or delivered by commercial
delivery service, to:

                           Intuit Inc.
                           Attn:  General Counsel
                           Legal Dept.
                           2550 Garcia Avenue
                           Mountain View, CA 94043
                           Fax No.  (650)-944-6622

                           with a copy to:

                           Fenwick & West LLP
                           Two Palo Alto Square
                           Palo Alto, California 94306
                           Attention:   Gordon K. Davidson
                                        Michael J. Patrick
                           Fax No. (650) 494-1417

                  (b)      if to Company, to:

                           Rock Financial Corporation
                           30600 Telegraph Road, Fourth Floor
                           Bingham Farms, MI 48025
                           Attention: President
                           Fax No. (248) 723-7220

                           a copy to:

                           Honigman, Miller, Schwartz and Cohn
                           2290 First National Building
                           Detroit, Michigan 48226-3583
                           Attention: Alan S. Schwartz and Robert J. Krueger Fax No.(313) 465-7575



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                  (b)      if to Title, to:

                           Title Source, Inc.
                           3001 West Big Beaver Road
                           Troy, MI 48048
                           Attention: President
                           Fax No.  ___

                           with a copy to:

                           Honigman, Miller, Schwartz and Cohn
                           2290 First National Building
                           Detroit, Michigan 48226-3583
                           Attention: Alan S. Schwartz and Robert J. Krueger Fax No.(313) 465-7575


         9.3      Interpretation; Certain Defined Terms.

                  (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article, such reference shall be to an Article in this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "WITHOUT LIMITATION." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. Reference to a statute, regulation or agreement shall include all amendments thereto.

                  (b) For purposes of this Agreement, the term "KNOWLEDGE" as applied to a party hereto, means, with respect to any matter in question, that any of the executive officers or directors of such party has actual knowledge of such matter.

                  (c) For purposes of this Agreement, the term "MATERIAL ADVERSE CHANGE," when used with reference to any entity or group of related entities, means any event, change or effect that is (or will with the passage of time be) materially adverse to the financial condition, properties, assets, liabilities, business, operations or results of operations of such entity or group, taken as a whole; except for an event, change or effect that: (a) arises or results, directly or indirectly, from general economic or financial, banking, capital or mortgage market conditions; (b) arises or results, directly or indirectly, from fluctuations in interest rates; (c) reflects seasonal fluctuations in business or operating results for either Parent or Company or their respective industries; (d) results from a written request by Parent to Company or Title that it change its



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manner of operations or levels of spending; (e) is a change in the market price of Parent Common Stock or Company Common Stock; (f) results from facts, events or projections known to the other party before the date of signing this Agreement; (g) results from any termination of the Company's Joint Venture Agreement or Operating Agreement with Michigan National Bank, both dated February 19, 1999 (the "JV AGREEMENTS") by the Company (or by mutual agreement between the Company and Michigan National Bank), in each case with the written consent of Parent, prior to the Effective Time; (h) results from any termination or purported or attempted termination of any of the JV Agreements by Michigan National Bank as a result of the announcement of this Agreement or the transactions contemplated thereby (provided, that Company takes such reasonable actions as are necessary to oppose any such termination or purported or attempted termination) (i) is a letter or other indication of intent by Michigan National Bank to terminate either of the JV Agreements after the Effective Time; or (j) results from any distribution by Title of the Permitted Title Distribution.

                  (d) For purposes of this Agreement, the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

                  (e) For purposes of this Agreement, "SUBSIDIARY" of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

         9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

         9.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules, the Title Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being agreed that the Confidentiality Agreements shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 6.10.

         9.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or



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unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

         9.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation, and issues involving the consummation and effects of each of the Mergers shall be governed by the laws of the State of Michigan.

         9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         9.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section shall be void.

         9.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY, TITLE, MERGER SUB 1 AND MERGER SUB 2 HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY, TITLE, MERGER SUB 1 OR MERGER SUB 2 IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.



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
         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

INTUIT INC.


By: /s/ MARK GOINES
----------------------------------
Name: Mark Goines
Title: Senior Vice President


MERGER SUB 1, INC.

By: /s/ MARK GOINES
----------------------------------
Name: Mark Goines
Title: President


MERGER SUB 2, INC.

By: /s/ MARK GOINES
----------------------------------
Name: Mark Goines
Title: President


ROCK FINANCIAL CORPORATION


By: /s/ DANIEL GILBERT
----------------------------------
Name: Daniel Gilbert
Title: Chief Executive Officer


TITLE SOURCE, INC.


By: /s/ DANIEL GILBERT
----------------------------------
Name: Daniel Gilbert
Title: Secretary


                [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

                                    EXHIBIT 2

                                       TO

                           SCHEDULE 13D OF INTUIT INC.

                             STOCK OPTION AGREEMENT


                             STOCK OPTION AGREEMENT


        This STOCK OPTION AGREEMENT (the "AGREEMENT") is made and entered into as of October 6, 1999, between Rock Financial Corporation, a Michigan corporation ("COMPANY"), and Intuit Inc., a Delaware corporation ("PARENT"). Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

                                 R E C I T A L S

        A. Concurrently with the execution and delivery of this Agreement, Company, Parent, Title Source, Inc., a Michigan corporation, Merger Sub 1, Inc., a Michigan corporation and a wholly owned subsidiary of Parent ("MERGER SUB 1") and Merger Sub 2, Inc., a Michigan corporation and a wholly owned subsidiary of Parent ("MERGER SUB 2"), are entering into an Agreement and Plan of Merger (the "MERGER AGREEMENT"), that provides, among other things, upon the terms and subject to the conditions thereof, for Company and Parent to enter into a business combination transaction (the "COMPANY MERGER").

        B. As a condition to Parent's willingness to enter into the Merger Agreement, Parent has required that Company agree, and Company has so agreed, to grant to Parent an option to acquire shares of Company Common Stock ("COMPANY SHARES"), upon the terms and subject to the conditions set forth herein.

         In consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

        1. Grant of Option. Company hereby grants to Parent an irrevocable option (the "OPTION"), exercisable following the occurrence of an Exercise Event (as defined in Section 2(a)), to acquire up to a number of Company Shares equal to 19.9% of the shares of Company Common Stock issued and outstanding as of the date, if any, upon which an Exercise Notice (as defined in Section 2(b) below) shall have been delivered (the "OPTION SHARES"), in the manner set forth below by paying cash at a price of $23.00 per share (the "EXERCISE PRICE").

        2.     Exercise of Option

               (a) For all purposes of this Agreement, an "EXERCISE EVENT" shall mean the occurrence of any of (i) a Triggering Event (as such term is defined in the Merger Agreement), (ii) the public announcement of an Option Acquisition Proposal (as defined below), (iii) the acquisition by any person (other than Parent, Merger Sub 1, Merger Sub 2 or any of their affiliates) or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 20% or more of the total outstanding voting securities of the Company or any of its subsidiaries(provided, however, that no exercise by a shareholder of the Company as of the date of this Agreement of any Company Options that are outstanding and held by such shareholder as of the date of this Agreement shall be deemed to cause a person to be the beneficial owner of such interest of more than 20%),
(iv) Company's failure to take all actions necessary to hold the Company Shareholders' Meeting as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, (v) the termination of the Merger Agreement pursuant to (i) any of Section 8.1(f), Section 8.1(g), or Section 8.1(h) thereof or (ii) pursuant to Section 8.1(k) thereof to the extent that such termination arises from a willful breach of a representation, warranty or covenant, or (vi) the commencement of a solicitation within the meaning of Rule 14a-1(l) by any person or entity other than Company or its Board of Directors (or any person or entity acting on behalf of Company or its Board of Directors) seeking to alter the composition of Company's Board of Directors.

               For purposes of this Agreement, "OPTION ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent, Merger Sub 1, Merger Sub 2 or their affiliates) relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total outstanding voting securities of the Company or any of its subsidiaries, or any merger, consolidation, statutory share exchange, business combination or similar transaction involving the Company (provided, however, that none of the foregoing transactions or series of related transactions described in this clause (A) shall be deemed to occur solely by virtue of the exercise by any person who is a shareholder of the Company as of the date of this Agreement of any Company Options that are outstanding and held by such shareholder as of the date of this Agreement); (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 20% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

               (b) Parent may deliver to Company a written notice (an "EXERCISE NOTICE") specifying that it wishes to exercise and close a purchase of Option Shares at any time following the occurrence of an Exercise Event and specifying the total number of Option Shares it wishes to acquire. The closing of a purchase of Option Shares (a "CLOSING") specified in such Exercise Notice shall take place at the principal offices of Company upon such business day as may be designated by Parent therein, but no later than the later of (1) five business days after such Exercise Notice is delivered in accordance with the terms hereof, and (2) one business day after the conditions of closing are satisfied or waived.

               (c)    The Option shall terminate upon the earliest to occur of
(i) the Effective Time (as such term is defined in the Merger Agreement), (ii) termination of the Merger Agreement pursuant to either Section 8.1(a) or 8.1(i) thereof, (iii) termination of the Merger Agreement pursuant to Section 8.1(b) or 8.1(d) thereof if prior thereto no Exercise Event shall have occurred, or (iv) 12 months following the termination of the Merger Agreement under any other circumstances; provided, however, that if the Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, or because any other condition to closing has not been satisfied, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal.

               (d) If Parent receives proceeds in connection with any sales or other dispositions of Option Shares or the Option (including by surrendering the option pursuant to Section 9 hereof), plus any dividends (or equivalent distributions under Section 8(a) hereof) received by Parent declared on Option Shares, then, to the extent that the sum of (i) such proceeds, plus (ii) the sum of (a) any Termination Fee, plus (b) any Additional Fee, exceeds the sum of (1) Eighteen Million Five Hundred Thousand Dollars ($18,500,000) plus (2) the Exercise Price multiplied by the number of Company Shares purchased by Parent pursuant to the Option, then all proceeds to Parent in excess of such sum shall be promptly remitted in cash by Parent to Company.

        3. Conditions to Closing. The obligation of Company to issue Option Shares to Parent hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated, (b) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be, and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that upon delivery to Company of an Exercise Notice, the parties will use their respective reasonable efforts to satisfy all conditions to Closing so that a Closing may take place as promptly as practicable.

        4. Closing. At any Closing, (a) Company shall deliver to Parent a single certificate in definitive form representing the number of Company Shares designated by Parent in its Exercise Notice consistent with this Agreement, such certificate to be registered in the name of Parent and to bear the legend set forth in Section 9 hereof, against delivery of (b) payment by Parent to Company of the aggregate Exercise Price for the Company Shares so designated and being purchased by delivery of a certified check, bank check or wire transfer of immediately available funds.

        5. Representations and Warranties of the Company. Company represents and warrants to Parent that: (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Company and consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Company and, assuming the due execution and delivery thereof by Parent, constitutes a legal, valid and binding obligation of Company and, assuming this Agreement constitutes a legal, valid and binding obligation of Parent, is enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity; (d) except for any filings, authorizations, approvals or orders required under the HSR Act, Company has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Company Shares for Parent to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Company Shares or other securities which may be issuable pursuant to Section 7(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement and payment therefor by Parent, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Company Shares and any other securities to Parent upon exercise of the Option, Parent will acquire such Company Shares or other securities free and clear of all claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever; (f) the execution and delivery of this Agreement by Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which they or any of their respective properties is bound or affected or (iii) except to the extent it will not interfere with or prevent Company in any way from performing all of its obligations hereunder, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective assets are bound or affected; and (g) the execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except pursuant to the HSR Act.

        6.     Registration Rights

               (a) Following the occurrence of an Exercise Event, Parent (sometimes referred to herein as the "HOLDER") may by written notice (a "REGISTRATION NOTICE") to Company (the "REGISTRANT") request the Registrant to register under the Securities Act all or any part of the shares acquired by the Holder pursuant to this Agreement (such shares requested to be registered the "REGISTRABLE SECURITIES") in order to permit the sale or other disposition of such shares; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act or at such time as all of the Registrable Securities may be sold in any three month period pursuant to Rule 144 under the Securities Act. Upon receipt of a Registration Notice, the Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) the Holder shall not be entitled to more than an aggregate of two effective registration statements hereunder (provided that if the Registrant withdraws a filed registration statement at the request of the Holder (other than as the result of a material change in the Registrant's business or the Holder's learning of new material information concerning the Registrant), then such filing shall be deemed to have been an effective registration for purposes of this clause (i)), and (ii) the Registrant will not be required to maintain the effectiveness of any such registration statement for a period greater than 90 days. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this
Section 6 shall again be applicable to any proposed registration. The Registrant shall use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 6 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions until the Holder has sold or otherwise disposed of all of the securities subject to the registration statement; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision. In the event that, following the occurrence of an Exercise Event, Company enters into (with the approval of Company's Board of Directors) any bona fide, definitive agreement with any third party (a "TRANSACTION AGREEMENT") providing for the consummation of any transaction (a "TRANSACTION"), and such Transaction Agreement provides, upon the consummation of the Transaction, for the registration of the Option Shares then outstanding (or issuable upon a subsequent exercise of the Option) or for issuance of other securities in exchange for such Option or Option Shares that may, promptly after the consummation of the Transaction (or the exercise of this Option after such consummation to the extent that the Option is exercised after such consummation) be freely resold by Parent without any restrictions under applicable state or U.S. federal securities laws (including without limitation volume of sale restrictions or other limitations imposed by Rule 144 or Rule 145 under the Securities Act), then during the period beginning on the date that the Company enters into such a Transaction Agreement and ending on the earlier of
(a) the date that such Transaction Agreement is terminated and (b) the one hundred and twentieth (120th) day following the date on which the Company enters into such a Transaction Agreement, the Company may elect, upon written notice to Parent delivered at any time during such period, not to proceed with the registration of any Registrable Securities under this Section 6(a); provided, however, that the Company may only make one such election.

               (b) The registration rights set forth in this Section 6 are subject to the condition that the Holder shall provide the Registrant with such information with respect to the Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to the Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder, including the identity of the Holder and the Holder's plan of distribution.

               (c) A registration effected under this Section 6 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall use all reasonable efforts to provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

               (d)    Indemnification

                      (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by the Holder or director or officer or controlling person or underwriter seeking indemnification, provided, however, that the indemnity agreement contained in this subsection 6(e)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Registrant, which consent shall not be unreasonably withheld.

                      (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder expressly for use therein, provided that in no event shall any indemnity under this Section 6(e) exceed the gross proceeds of the offering received by the Holder and provided further that the indemnity agreement contained in this subsection 6(e)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld.

                      (iii)  Each party entitled to indemnification under this
Section 6(e) (the "INDEMNIFIED PARTY") shall give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 6(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which shall not be unreasonably withheld).

        7.     Representations and Warranties of Parent

               (a) Investment Purpose. Any Option Shares Parent acquires pursuant to this Option will be acquired for Parent's own account, and no one else will have any interest in such Option Shares. Parent will acquire Option Shares for investment purposes only, and not with a view to any resale or distribution thereof, and will not sell any of the Option Shares purchased pursuant to this Agreement except in compliance with state and federal securities law. Parent acknowledges that, as of the date of this Agreement, the Option Shares have not been registered under federal or state law and may not be resold without registration under state and federal securities laws or applicable exemptions from such registration requirements. Parent also acknowledges that the Company is relying on these representations, warranties and covenants for purposes of determining whether Parent is eligible to receive this Option or purchase any Option Shares without registration under applicable state and federal securities laws.

               (b) Ability to Bear Risk; Sophistication; Access to Information. Parent represents, warrants and covenants that Parent will be able to bear the economic risk of any investment in the Option Shares for an indefinite period. In addition, Parent represents, warrants and covenants that at the time Parent exercises this Option, Parent, or Parent's financial advisor, will have such knowledge and experience in financial and business matters that Parent will be capable of evaluating the merits and risks of the prospective investment in the Option Shares. In addition, Parent represents, warrants and covenants that at the time Parent exercises this Option, Parent will have, or Parent's financial advisor will have, carefully reviewed all of the information regarding the Company, access to which will be accorded to Parent, and Parent will be thoroughly familiar with the business, operations, properties, financial condition, results of operations, prospects and risks of the Company and its business by virtue of Parent's review and of Parent's relationship with the Company and will have discussed with officers of the Company any questions Parent may have with respect to the Company or its securities.

               (c) Opinion of Counsel for Transfers. Parent will not dispose of all or any part of or any interest in this Option or any of the Option Shares Parent acquires upon exercise of this Option, or encumber, pledge, hypothecate, sell or transfer this Option, any of such Option Shares or any interest therein, unless Parent furnishes the Company, upon it's request, with an opinion of counsel in form and substance satisfactory to the Company to the effect that the disposition will not require registration of this Option or any of the Option Shares. The Company may refuse to transfer this Option or any Option Shares if it believes that such transfer will require registration or qualification of the Option Shares under any securities laws or result in a breach of any of Parent's representations, warranties or covenants in this Agreement.

        8.     Adjustment Upon Changes in Capitalization; Rights Plans

               (a) In the event of any change in the Company Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Company Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Parent shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Parent would have received in respect of the Company Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

               (b) Prior to such time as the Option is terminated, and at any time after the Option is exercised (in whole or in part, if at all), Company shall not (i) adopt (nor permit the adoption of) a Rights Agreement (as defined in the Merger Agreement) that contains provisions for the distribution or exercise of rights thereunder as a result of Parent or any affiliate or transferee of Parent being the beneficial owner of shares of Company by virtue of the Option being exercisable or having been exercised (or as a result of beneficially owning shares issuable in respect of any Option Shares), or (ii) take any other action which would prevent or disable

Parent from exercising its rights under this Agreement or enjoying the full rights and privileges possessed by other holders of Company Common Stock generally.

        9. Surrender of Option. If, at any time after the occurrence of an Exercise Event and prior to the termination of the Option, any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) other than Parent, Merger Sub 1, Merger Sub 2 and their affiliates (an "ACQUIRING PERSON") (a) acquires beneficial ownership of more than a 50% interest in the total outstanding voting securities of Company or any of its subsidiaries (provided, however, that no exercise by a shareholder of the Company as of the date of this Agreement of any Company Options that are outstanding and held by such shareholder as of the date of this Agreement shall be deemed to cause a person to be the beneficial owner of such interest of more than 50%) or (b) shall have entered into an agreement with Company for, or shall have effected, a merger, consolidation, business combination or similar transaction involving Company, or any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of Company, then Parent may, at its sole option and upon Parent's written request to Company, surrender the Option to Company in exchange for the payment by Company to Parent in immediately available funds of an amount equal to the product of: (x) the excess, if any, of (i) the closing sale price of Company Common Stock on the Nasdaq National Market on the trading day immediately preceding the date of such request over (ii) the Exercise Price, multiplied by
(y) the total number of Option Shares as to which the Option has not theretofore been exercised. Upon the delivery by Parent to Company of a surrender request, each party shall take all actions necessary to consummate such surrender transaction as expeditiously as possible. Upon exercise of its right to surrender the Option or any portion thereof and full payment therefor to Parent pursuant to this Section 8, any and all rights of Parent with respect to the portion of the Option so surrendered shall be terminated.

        10. Restrictive Legends. Each certificate representing Option Shares issued to Parent hereunder (other than certificates representing shares sold in a registered public offering pursuant to Section 6) shall include a legend in substantially the following form:

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF THE COMPANY RECEIVES AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO IT, THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

        11. Listing and HSR Filing. The Company, upon the request of Parent, shall promptly file an application to list the Company Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its reasonable efforts to obtain approval of such listing as promptly as practicable. Promptly after the date hereof, each of the parties hereto shall promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Company Shares subject to the Option at the earliest possible date.

        12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

        13. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

        14. Entire Agreement. This Agreement and the Merger Agreement (including the appendices and exhibits thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

        15. Further Assurances. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate as promptly as practicable the transactions contemplated hereby.

        16. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        17. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (1) when delivered personally, (2) on the date delivery is made if sent by commercial delivery service, (3) five business days after being mailed if mailed by registered or certified mail (postage prepaid, return receipt requested, or (4) on the date sent if sent via facsimile, telegraph or telex (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

               (a)    if to Parent, to:

                      If sent by registered or certified mail, to:

                      Intuit Inc.
                      Attn: General Counsel
                      Legal Dept.
                      P.O. Box 7850
                      Mountain View, CA 94039-7850
                      Fax No. (650) 944-6622

                      If personally delivered or delivered by commercial delivery service, to:

                      Intuit Inc.
                      Attn: General Counsel
                      Legal Dept.
                      2550 Garcia Avenue
                      Mountain View, CA 94043
                      Fax No. (650)-944-6622

                      with a copy to:

                      Fenwick & West LLP
                      Two Palo Alto Square
                      Palo Alto, California 94306

                      Attention: Gordon K. Davidson
                                 Michael J. Patrick
                      Fax No. (650) 494-1417

               (b)    if to Company, to:

                      Rock Financial Corporation
                      30600 Telegraph Road, Fourth Floor
                      Bingham Farms, MI 48025
                      Attention: President
                      Fax No. (248) 723-7220

                      with a copy to:

                      Honigman Miller Schwartz and Cohn
                      2290 First National Building
                      Detroit, Michigan 48226-3583
                      Attention: Alan S. Schwartz and Robert J. Krueger Fax No.(313) 465-7575

        17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

        18. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

        19. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

        20. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

        21. Assignment. Neither party hereto may sell, transfer, assign or otherwise dispose of this Agreement or any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party. Any purported assignment in violation of this Section shall be void. The rights and obligations hereunder shall inure to the benefit of and be binding upon any permitted successor of a party hereto.

        22. WAIVER OF JURY TRIAL. EACH OF PARENT AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.











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                                       16

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                        ROCK FINANCIAL CORPORATION


                                        By: /s/ DANIEL GILBERT
                                        ----------------------------------
                                        Name: Daniel Gilbert
                                        Title: Chief Executive Officer



                                        INTUIT INC.


                                        By: /s/ GREG J. SANTORA
                                        ----------------------------------
                                        Name: Greg J. Santora
                                        Title: Senior Vice President,
                                               Chief Financial Officer













                   [SIGNATURE PAGE TO STOCK OPTION AGREEMENT]

                                    EXHIBIT 3

                                       TO

                           SCHEDULE 13D OF INTUIT INC.

                            FORM OF VOTING AGREEMENT




                                VOTING AGREEMENT

        THIS VOTING AGREEMENT (this "AGREEMENT") is entered into as of October __, 1999 (the "AGREEMENT DATE") by and between Intuit Inc. a Delaware corporation ("INTUIT") and ____ ("SHAREHOLDER").

                                 R E C I T A L S

        A. Intuit, Merger Sub 1, Inc., a Michigan corporation and a wholly-owned subsidiary of Intuit ("MERGER SUB 1"), Merger Sub 2, Inc., a Michigan corporation and a wholly-owned subsidiary of Intuit ("MERGER SUB 2"), [ROCK FINANCIAL CORPORATION/TITLE SOURCE, INC.], a Michigan corporation, ("COMPANY"), and [ROCK FINANCIAL CORPORATION, A MICHIGAN CORPORATION ("ROCK")/TITLE SOURCE, INC., A MICHIGAN CORPORATION ("TITLE")] are entering into an Agreement and Plan of Merger dated as of October __, 1999, as such may be hereafter amended from time to time (the "PLAN") which provides (subject to the conditions set forth therein) for the merger of [MERGER SUB 1/MERGER SUB 2] with and into the Company (the "MERGER") with the Company to survive the Merger. Upon the effectiveness of the Merger, the outstanding shares of the Company's Common Stock will be converted into shares of the Common Stock of Intuit [and outstanding options to purchase shares of the Company's Common Stock will be converted into options to purchase shares of Intuit Common Stock], all as more particularly set forth in the Plan. Capitalized terms used but not otherwise defined in this Agreement will have the same meanings ascribed to such terms in the Plan.

        B. As of the Agreement Date, Shareholder owns in the aggregate (including shares held both beneficially and of record and other shares held either beneficially or of record) the number of shares of the Company's Common Stock set forth below Shareholder's name on the signature page of this Agreement (all such shares, together with any shares of the Company's Common Stock or any other shares of capital stock of the Company that may hereafter be acquired by Shareholder, being collectively referred to herein as the "SUBJECT SHARES"). If, between the Agreement Date and the Expiration Date (as defined herein), the outstanding shares of the Company's Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the shares constituting the Subject Shares shall be appropriately adjusted, and shall include any shares or other securities of the Company issued on, or with respect to, the Subject Shares in such a transaction.

        C. As a condition to the willingness of Intuit and [MERGER SUB 1/MERGER SUB 2] to enter into the Plan, Intuit and [MERGER SUB 1/MERGER SUB 2] have required that Shareholder agree, and in order to induce Intuit and [MERGER SUB 1/MERGER SUB 2] to enter into the Plan, Shareholder has agreed to enter into this Agreement.

        The parties to this Agreement, intending to be legally bound by this Agreement, hereby agree as follows:

1.      TRANSFER OF SUBJECT SHARES

        1.1    NO DISPOSITION OR ENCUMBRANCE OF SUBJECT SHARES.

               (a) Except as expressly provided for in the Plan in connection with the Merger, notwithstanding any other provision of this Agreement to the contrary, Shareholder will not sell, transfer, exchange, pledge, distribute or otherwise dispose of, or in any other way reduce Shareholder's risk of ownership or investment in, or make any offer or agreement relating to any of the foregoing with respect to, any of the Subject Shares or any rights, options or warrants to purchase Subject Shares during the thirty (30) day period immediately preceding the Effective Time; provided, however, that Shareholder's obligations under this Section 1.1 shall expire immediately after the Expiration Date (as defined below).

               (b) As used in this Agreement, the term "EXPIRATION DATE" shall mean the earlier of (i) the date upon which the Plan is validly terminated in accordance with its terms or (ii) the Effective Time of the Merger.

        1.2 TRANSFER OF VOTING RIGHTS. Shareholder covenants and agrees that, prior to the Expiration Date, Shareholder will not deposit any of the Subject Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to any of the Subject Shares, except for the Proxy called for by Section 2.2 of this Agreement.

2.      VOTING OF SUBJECT SHARES

        2.1 AGREEMENT. Shareholder hereby agrees that, prior to the Expiration Date, at any meeting of the shareholders of the Company, however called, and in any action taken by the written consent of shareholders of the Company without a meeting, unless otherwise directed in writing by Intuit, Shareholder shall vote the Subject Shares:

               (i) in favor of the Merger and the Plan, the execution and delivery by the Company of the Plan and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Plan and any action required in furtherance hereof and thereof; and

               (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Plan or that would preclude fulfillment of a condition precedent under the Plan to the Company's or Intuit's or [MERGER SUB 1'S/MERGER SUB 2'S] obligation to consummate the Merger.

Prior to the Expiration Date, Shareholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause "(i)" or "(ii)" of this Section 2.1.

        The provisions of this Section 2.1 shall not be binding on any transferee of any of the Shares to the extent that the transfer of such Shares is consummated prior to the thirty (30) day period immediately preceding the Effective Time.

        2.2 PROXY. Contemporaneously with the execution of this Agreement, Shareholder shall deliver to Intuit a proxy with respect to the Subject Shares in the form attached hereto as Exhibit 1, which proxy shall be irrevocable to the fullest extent permitted by law (the "PROXY").

3. APPRAISAL RIGHTS Shareholder hereby agrees not to exercise any rights of appraisal and any dissenters' rights that Shareholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

4.      NO SOLICITATION OR ENCOURAGEMENT

        Shareholder covenants and agrees that, during the period commencing on the date of this Agreement and ending on the Expiration Date, Shareholder shall not, directly or indirectly solicit, facilitate or encourage any offer from any person or entity concerning the possible disposition of all or any portion of the Company's business assets or capital stock by merger, sale of stock, sale of assets or other means, or any Alternative Transaction in contravention of the Plan.

5.      REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

        Shareholder hereby represents and warrants to Intuit as follows:

        5.1 DUE ORGANIZATION, AUTHORIZATION, ETC. Shareholder has all requisite power and capacity to execute and deliver this Agreement and to perform Shareholder's obligations hereunder. This Agreement has been duly executed and delivered by Shareholder and assuming due execution and delivery by Intuit, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the rights of creditors, and (ii) general principles of equity and rules of law governing specific performance, injunctive relief and other equitable remedies.

        5.2    NO CONFLICTS, REQUIRED FILINGS AND CONSENTS.

               (a) The execution and delivery of this Agreement by Shareholder do not, and the performance of this Agreement by Shareholder will not: (i) conflict with or violate any order, decree or judgment applicable to Shareholder or by which Shareholder or any of Shareholder's properties or Subject Shares is bound or affected; or (ii) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, restriction, adverse claim, encumbrance or security interest in or to any of the Subject Shares pursuant to, any written, oral or other agreement, contract or legally binding commitment to which Shareholder is a party or by which Shareholder or any of Shareholder's properties (including but not limited to the Subject Shares) is bound or affected.

               (b) The execution and delivery of this Agreement by Shareholder do not, and the performance of this Agreement by Shareholder will not, require any consent under any written, oral or other agreement, contract or legally binding commitment of any third party.

        5.3 TITLE TO SUBJECT SHARES. As of the Agreement Date, Shareholder owns of record and beneficially the Subject Shares set forth under Shareholder's name on the signature page hereof and does not directly or indirectly own, either beneficially or of record, any shares of capital stock of the Company, other than the Subject Shares set forth below Shareholder's name on the signature page hereof.

        5.4 ACCURACY OF REPRESENTATIONS. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

6.      COVENANTS OF SHAREHOLDER

        6.1 FURTHER ASSURANCES. From time to time and without additional consideration, Shareholder will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, proxies, consents and other instruments, and perform such further acts, as Intuit may reasonably request for the purpose of effectively carrying out and furthering the intent of this Agreement and the Proxy.

        6.2 LEGEND. Immediately after the execution of this Agreement, Shareholder shall instruct the Company to cause each certificate of Shareholder evidencing the Subject Shares to bear a legend in the following form:

        THE SHARES REPRESENTED BY THIS CERTIFICATE AND THE RIGHT TO VOTE THESE SHARES ARE SUBJECT TO THE TERMS OF A VOTING AGREEMENT, DATED OCTOBER 6, 1999 (THE "VOTING AGREEMENT"), BETWEEN INTUIT INC. AND THE REGISTERED HOLDER OF THIS CERTIFICATE. THESE SHARES MAY NOT BE VOTED, SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THE VOTING AGREEMENT, AS IT MAY BE AMENDED. A COPY OF THE VOTING AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER. SUCH AGREEMENT IS BINDING ON ALL TRANSFEREES OF THESE SHARES.

7.      MISCELLANEOUS

        7.1 EXPENSES. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

        7.2 GOVERNING LAW. The internal laws of the State of Michigan (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

        7.3 ASSIGNMENT, BINDING EFFECT, THIRD PARTIES. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Intuit may assign all or any of its rights hereunder to any wholly-owned subsidiary of Intuit. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of (i) Shareholder and Shareholder's heirs, successors and assigns and (ii) Intuit and its successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective heirs, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        7.4 SEVERABILITY. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

        7.5 COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

        7.6 AMENDMENT; WAIVER. This Agreement may be amended by the written agreement of the parties hereto. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless such waiver is set forth in a writing signed by such party. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

        7.7 NOTICES. All notices and other communications required or permitted under this Agreement will be in writing and shall be deemed given (1) when delivered personally, (2) on the date delivery is made if sent by commercial delivery service, (3) five business days after being mailed by certified or registered mail (postage pre-paid; return receipt requested), or
(4) on the date set via facsimile, telegraph or telex (receipt confirmed), to the following addresses or facsimile numbers (or such other addresses or facsimile numbers as any party may notify the other parties in accordance with this Section):

        if to Shareholder:

               at the address set forth below Shareholder's signature on the signature page hereto;

        if to Intuit:

               If sent by registered or certified mail, to:

               Intuit Inc.
               Attn: General Counsel
               Legal Dept.
               P.O. Box 7850
               Mountain View, CA 94039-7850
               Fax No. (650) 944-6622

               If personally delivered or delivered by commercial delivery service, to:

               Intuit Inc.
               Attn: General Counsel
               Legal Dept.
               2550 Garcia Avenue
               Mountain View, CA 94043
               Fax No. (650) 944-6622

        7.8 ENTIRE AGREEMENT. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party hereto unless made in writing and signed by both parties hereto. The parties hereto waive trial by jury in any action at law or suit in equity based upon, or arising out of, this Agreement or the subject matter hereof.

        7.9 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedy to which Intuit is entitled at law or in equity, Intuit shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any California court or in any other court of competent jurisdiction.

        7.10 OTHER AGREEMENTS. Nothing in this Agreement shall limit any of the rights or remedies of Intuit or any of the obligations of Shareholder under any other agreement.

        7.11 CONSTRUCTION. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. Unless otherwise indicated herein, all references in this Agreement to "Sections" refer to sections of this Agreement. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.











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                                       9

        IN WITNESS WHEREOF, Intuit and Shareholder have caused this Agreement to be executed as of the Agreement Date first written above.



INTUIT INC.                            SHAREHOLDER

By: __________________________         Name: ________________________________
                                                      (Please Print)
Name: ________________________         By: __________________________________
                                                       (Signature)
Title: _______________________         Title: _______________________________

                                       Address: _____________________________

                                       Facsimile: ( ) _______________________
                                       Number of Shares of Company Common Stock owned by Shareholder as of the Agreement
                                       Date: _____________










                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                                   EXHIBIT 1 TO VOTING AGREEMENT



                                IRREVOCABLE PROXY

        The undersigned shareholder of [ROCK FINANCIAL CORPORATION/TITLE SOURCE, INC.], a Michigan corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Kristen Brown, Catherine Valentine and/or Intuit Inc., a Delaware corporation ("INTUIT"), and each of them, the attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the fullest extent of the undersigned's rights with respect to (i) the shares of capital stock of the Company owned by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy and (ii) any and all other shares of capital stock of the Company which the undersigned may acquire after the date hereof. (The shares of the capital stock of the Company referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the "SHARES.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares.

        This proxy is irrevocable, is coupled with an interest and is granted in connection with that certain Voting Agreement, dated as of the date hereof, between Intuit and the undersigned (the "VOTING AGREEMENT"), and is granted in consideration of Intuit entering into the Agreement and Plan of Merger, dated as of October 6, 1999, among Intuit, Merger Sub 1, Inc., a Michigan corporation that is a wholly owned subsidiary of Intuit ("MERGER SUB 1"), Merger Sub 2, Inc., a Michigan corporation that is a wholly owned subsidiary of Intuit ("MERGER SUB 2"), [ROCK FINANCIAL CORPORATION, A MICHIGAN CORPORATION ("ROCK")/TITLE SOURCE, INC., A MICHIGAN CORPORATION ("TITLE")], and the Company (the "PLAN"). Capitalized terms used but not otherwise defined in this proxy have the meanings ascribed to such terms in the Plan.

        The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the Expiration Date (as defined in the Voting Agreement) at any meeting of the shareholders of the Company, however called, or in any action by written consent of shareholders of the Company:

               (i) in favor of the Merger and the Plan, the execution and delivery by the Company of the Plan, the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Plan, and any action required in furtherance hereof and thereof; and

               (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Plan or that would preclude fulfillment of a condition precedent under the Plan to the Company's or Intuit's or [MERGER SUB 1'S/MERGER SUB 2'S] obligation to consummate the Merger.

        Prior to the Expiration Date (as such term is defined in the Voting Agreement), at any meeting of the shareholders of the Company, however called, and in any action by written consent of shareholders of the Company without a meeting, the attorneys and proxies named above may, in their sole discretion, elect to abstain from voting on any matter covered by the foregoing subparagraphs (i) and
        (ii) above.

        The undersigned shareholder may vote the Shares on all other matters.

        This proxy shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares) and any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares) provided, however, that this proxy shall not be binding upon any transferee of any of the Shares and the obligations of the undersigned hereunder shall not be binding upon such transferee of any of the Shares to the extent that the transfer of such Shares is consummated prior to the thirty (30) day period immediately preceding the Effective Time.









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                                       2

        This proxy shall terminate upon the Expiration Date.



Dated: October ___, 1999


                                       Name: _________________________________

                                       By: ___________________________________

                                       Title (If Applicable): ________________

                                       Number of Shares of Company Common
                                       Stock Owned: _________________














                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]